Exhibit 99.2

Consolidated Financial Statements
BRP Inc.
For the years ended January 31, 2026 and 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of BRP Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of BRP Inc. and subsidiaries (the “Company”) as at January 31, 2026 and 2025, the related consolidated statements of net income (loss), total comprehensive income (loss), changes in equity, and cash flows, for each of the two years in the period ended January 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2026 and 2025, and its financial performance and its cash flows for each of the two years in the period ended January 31, 2026, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue – Refer to Notes 2m and 22 to the financial statements
Critical Audit Matter Description
The Company’s revenue consists of transactions sourced from multiple order entry systems and databases. The Company’s information technology (IT) environment, is complex and includes multiple IT systems that are used to process revenue-related data and the Company relies on the output of these systems to process and record its revenue transactions.
Given the Company’s systems to process and record revenue are highly automated, there are potential risks arising from the capture, processing and transfer of data accurately and completely between the various IT systems. As such, auditing revenue resulted in an increased extent of audit effort and the nature of audit procedures were designed to include information outside of the IT systems.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the Company’s IT systems, software applications and automated controls used to process revenue transactions included the following, among others:

●	With the assistance of IT specialists,

○
Assessed the general computer and automated controls for relevant IT systems used to process revenue transactions, including controls related to the monitoring of access rights to applications, operating systems and databases;

○	Assessed the interface configuration between certain relevant IT systems to determine that information transferred is accurate and complete; and

○	Evaluated the service auditor reports on which the Company relies.

●	Selected a sample of revenue transactions and performed the following:

○	Compared revenue from the IT system to the customer confirmation and cash receipts;

○	Matched revenues from the IT system to the approved pricing outside of the IT system;

○	Compared revenue selections to the third-party bill of lading; and

○	Evaluated the reasonableness of manual journal entries posted to revenues in the general ledger.
/s/ Deloitte LLP
Chartered Professional Accountants
Montreal, Canada
March 25, 2026
We have served as the Company’s auditor since 2006.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of BRP Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of BRP Inc. and subsidiaries (the “Company”) as of January 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended January 31, 2026, of the Company and our report dated March 25, 2026, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Montreal, Canada
March 25, 2026

BRP Inc.
CONSOLIDATED STATEMENTS OF NET INCOME (LOSS)
[in millions of Canadian dollars, except per share data]

		Years ended
	Notes	January 31, 2026	January 31, 2025
			Reclassified (Note 2)
Revenues	22	$8,442.7	$7,902.9
Cost of sales		6,555.4	6,125.0
Gross profit		1,887.3	1,777.9

Operating expenses
Selling and marketing		463.0	439.8
Research and development		434.7	391.1
General and administrative		373.1	315.4
Other operating (income) expenses	24	(12.7)	67.9
Impairment charge	25	229.8	9.4
Total operating expenses		1,487.9	1,223.6
Operating income		399.4	554.3

Financing costs	26	211.9	198.2
Financing income	26	(11.0)	(8.0)
Foreign exchange (gain) loss on long-term debt		(167.0)	209.1
Income before income taxes		365.5	155.0
Income tax expense	27	25.1	90.4
Net income from continuing operations		340.4	64.6
Net loss from discontinued operations	32	(51.1)	(277.6)
Net income (loss)		$289.3	$(213.0)
Attributable to shareholders		$291.6	$(213.1)
Attributable to non-controlling interest		$(2.3)	$0.1

Basic earnings per share - continuing operations	21	$4.69	$0.88
Diluted earnings per share - continuing operations	21	$4.64	$0.86
Basic loss per share - discontinued operations	21	$(0.70)	$(3.77)
Diluted loss per share - discontinued operations	21	$(0.69)	$(3.72)
Basic earnings (loss) per share	21	$3.99	$(2.89)
Diluted earnings (loss) per share	21	$3.95	$(2.86)
The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.
CONSOLIDATED STATEMENTS OF TOTAL COMPREHENSIVE INCOME (LOSS)
[in millions of Canadian dollars]

		Years ended
	Notes	January 31, 2026	January 31, 2025

Net income (loss)		$289.3	$(213.0)

Other comprehensive income (loss)

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges		47.2	(107.3)
Net changes in unrealized gain (loss) on translation of foreign operations		105.0	(21.7)
Income tax (expense) recovery		(12.5)	28.5
		139.7	(100.5)

Items that will not be reclassified subsequently to net income
Actuarial gains (losses) on defined benefit pension plans	18	11.4	(4.5)
Gain on fair value of restricted investments		0.4	0.5
Income tax (expense) recovery		(2.8)	0.6
		9.0	(3.4)
Total other comprehensive income (loss)		148.7	(103.9)
Total comprehensive income (loss)		$438.0	$(316.9)
Attributable to shareholders		$440.3	$(317.4)
Attributable to non-controlling interest		(2.3)	0.5
Total comprehensive income (loss) attributable to shareholders
Continuing operations		$470.5	$(42.8)
Discontinued operations	32	(30.2)	(274.6)
		$440.3	$(317.4)
The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
[in millions of Canadian dollars]
As at

	Notes	January 31, 2026	January 31, 2025
			Reclassified (Note 2)
Cash and cash equivalents		$427.1	$180.7
Trade and other receivables	6	607.2	633.5
Income taxes and investment tax credits receivable		157.6	140.4
Other financial assets	7	60.7	82.1
Inventories	8	1,824.6	1,774.1
Other current assets	9	66.2	63.9
Assets classified as held for sale	32	126.1	292.7
Total current assets		3,269.5	3,167.4

Investment tax credits receivable		26.8	23.6
Other financial assets	7	62.9	26.6
Property, plant and equipment	10	1,816.8	1,938.8
Intangible assets	11	494.9	603.8
Right-of-use assets	12	212.2	182.8
Deferred income taxes	27	436.2	345.7
Other non-current assets	9	3.5	4.7
Total non-current assets		3,053.3	3,126.0

Total assets		$6,322.8	$6,293.4

Trade payables and accruals	13	$1,515.2	$1,223.8
Provisions	14	737.4	797.1
Other financial liabilities	15	73.4	86.2
Income tax payable		24.1	44.3
Deferred revenues		62.0	71.3
Current portion of long-term debt	16	49.2	53.8
Current portion of lease liabilities	12	55.1	47.1
Other current liabilities	17	26.7	7.6
Liabilities associated to assets classified as held for sale	32	26.8	83.2
Total current liabilities		2,569.9	2,414.4

Long-term debt	16	2,393.1	2,871.3
Lease liabilities	12	182.3	158.2
Provisions	14	120.7	147.3
Other financial liabilities	15	71.9	80.2
Deferred revenues		82.3	95.3
Employee future benefit liabilities	18	210.9	194.0
Deferred income taxes	27	34.4	58.8
Other non-current liabilities	17	46.6	27.1
Total non-current liabilities		3,142.2	3,632.2
Total liabilities		5,712.1	6,046.6
Equity		610.7	246.8

Total liabilities and equity		$6,322.8	$6,293.4
The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
[in millions of Canadian dollars]
For the year ended January 31, 2026

	Attributed to shareholders
	Capital Stock (Note 19)	Contributed surplus		Retained earnings (losses)	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total equity
Balance as at January 31, 2025	$251.0	$83.0		$(37.3)	$(21.5)	$(33.9)	$241.3	$5.5	$246.8
Net income (loss)	—	—		291.6	—	—	291.6	(2.3)	289.3
Other comprehensive income	—	—		9.0	105.0	34.7	148.7	—	148.7
Total comprehensive income (loss)	—	—		300.6	105.0	34.7	440.3	(2.3)	438.0
Dividends (Note 19)	—	—		(62.9)	—	—	(62.9)	—	(62.9)
Issuance of subordinate shares (Note 19)	32.2	(8.2)		—	—	—	24.0	—	24.0
Repurchase of subordinate shares (Note 19)	(3.7)	—		(46.6)	—	—	(50.3)	—	(50.3)
Stock-based compensation (Note 20)	—	21.6	[a]	—	—	—	21.6	—	21.6
Special long-term incentive program (Note 20)	—	(9.9)		—	—	—	(9.9)	—	(9.9)
Other	—	—		—	—	—	—	3.4	3.4

Balance as at January 31, 2026	$279.5	$86.5		$153.8	$83.5	$0.8	$604.1	$6.6	$610.7
[a]
Includes $0.1 million of income tax expense.
For the year ended January 31, 2025

	Attributed to shareholders
	Capital Stock (Note 19)	Contributed surplus		Retained earnings (losses)	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total equity
Balance as at January 31, 2024	$248.5	$71.8		$443.1	$0.6	$44.9	$808.9	$5.0	$813.9
Net income (loss)	—	—		(213.1)	—	—	(213.1)	0.1	(213.0)
Other comprehensive income (loss)	—	—		(3.4)	(22.1)	(78.8)	(104.3)	0.4	(103.9)
Total comprehensive income (loss)	—	—		(216.5)	(22.1)	(78.8)	(317.4)	0.5	(316.9)
Dividends (Note 19)	—	—		(61.9)	—	—	(61.9)	—	(61.9)
Issuance of subordinate shares (Note 19)	19.1	(4.9)		—	—	—	14.2	—	14.2
Repurchase of subordinate shares (Note 19)	(16.6)	—		(202.0)	—	—	(218.6)	—	(218.6)
Stock-based compensation (Note 20)	—	16.1	[a]	—	—	—	16.1	—	16.1

Balance as at January 31, 2025	$251.0	$83.0		$(37.3)	$(21.5)	$(33.9)	$241.3	$5.5	$246.8
[a]
Includes $
0.6
 million of income tax recovery.
The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[in millions of Canadian dollars]

		Years ended
	Notes	January 31, 2026	January 31, 2025

OPERATING ACTIVITIES
Net income (loss)		$289.3	$(213.0)
Non-cash and non-operating items:
Depreciation expense		453.8	427.6
Income tax expense (recovery)		9.2	(1.0)
Foreign exchange (gain) loss on long-term debt		(167.0)	209.1
Interest expense and transaction costs		193.8	184.4
Impairment charge	25,32	238.2	193.4
Unrealized foreign exchange (gain) loss on other working capital items		38.1	(51.9)
Other		12.8	24.7
Cash flows generated from operations before changes in working capital		1,068.2	773.3
Changes in working capital:
Decrease in trade and other receivables		57.4	17.6
Decrease in inventories		14.7	268.8
Increase in other assets		(32.2)	(31.4)
Increase (decrease) in trade payables and accruals		256.0	(215.2)
Increase (decrease) in other financial liabilities		2.8	(0.9)
(Decrease) increase in provisions		(102.0)	31.0
(Decrease) increase in other liabilities		32.8	(7.7)
Cash flows generated from operations		1,297.7	835.5
Income taxes paid, net of refunds		(85.2)	(147.3)
Net cash flows generated from operating activities		1,212.5	688.2

INVESTING ACTIVITIES
Additions to property, plant and equipment	10	(297.7)	(396.6)
Additions to intangible assets	11	(43.5)	(29.8)
Proceeds of disposal from Marine businesses	3 2	23.7	—
Other		(0.9)	0.9
Net cash flows used in investing activities		(318.4)	(425.5)

FINANCING ACTIVITIES
Issuance of long-term debt	16	0.7	3.6
Long-term debt amendment fees	16	(4.4)	—
Repayment of long-term debt	16	(336.4)	(59.7)
Repayment of lease liabilities	12	(60.3)	(52.4)
Interest paid		(176.5)	(177.8)
Issuance of subordinate voting shares	19	24.0	14.2
Repurchase of subordinate voting shares	19	(50.3)	(215.1)
Dividends paid	19	(62.9)	(61.9)
Other		3.6	(4.0)
Net cash flows used in financing activities		(662.5)	(553.1)
Effect of exchange rate changes on cash and cash equivalents		16.2	(21.4)
Net increase (decrease) in cash and cash equivalents		247.8	(311.8)
Cash and cash equivalents at the beginning of year		180.0	491.8
Cash and cash equivalents at the end of year		$427.8	$180.0
The Company has elected to present a consolidated statement of cash flows that includes both continuing and discontinued operations. Amounts related to discontinued operations by operating, investing and financing activities are disclosed in Note 32.
The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS
BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Integral Investors II, L.P. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“La Caisse”), (collectively, the “Principal Shareholders”). BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOO.
BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles. The Company’s diversified portfolio of products includes: “Year-Round Products”, which consists of all-terrain
vehicles,
side-by-side
vehicles, three-wheel vehicles and electric motorcycles; “Seasonal Products”, which consists of snowmobiles, personal watercraft and pontoons; and “PA&A, OEM Engines and Others”, which consists of parts, accessories and apparel (“PA&A”), engines for karts, recreational aircraft and jet boats, as well as other products and services.
The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland, Australia and Germany.
Telwater Pty Ltd. (“Telwater”) remains under the sale process first announced on October 17, 2024, and continues to be presented as discontinued operations, and the associated assets and liabilities as held for sale as at January 31, 2026. (Note 32).
During the nine-month period ended October 31, 2025, the Company completed the sales of Alumacraft Boat Co. (“Alumacraft”) and Triton Industries Inc. (“Manitou”). Consequently, these businesses are presented as discontinued operations, and the associated assets and liabilities are disposed as at January 31, 2026 (Note 32).
During the three-month period ended April 30, 2025, the Company decided that its Marine PA&A business was no longer for sale. Following this decision, Marine PA&A business is presented as continued operations and the associated assets and liabilities are no longer held for sale as at January 31, 2026. Prior periods have been reclassified accordingly.
The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	MATERIAL ACCOUNTING POLICIES

a)	Basis of presentation
These consolidated financial statements for the years ended January 31, 2026 and 2025 have been prepared using accounting policies consistent with IFRS
®
Accounting Standards as issued by the International Accounting Standards Board.
These consolidated financial statements have been prepared on a historical cost basis except for certain transactions that are measured using a different basis as explained below in the material accounting policies section.
On March 25, 2026, the Board of Directors of the Company approved these consolidated financial statements for the years ended January 31, 2026 and 2025.

b)	Basis of consolidation
These consolidated financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for BRP Commerce & Trade (Shanghai) Company Limited in China
,
and LVHA Manufacturing Company Limited in Vietnam for which a non-controlling
interest of 20% and 35%
respectively are recorded upon consolidation, and Pinion GmbH (“Pinion”) in Germany for which there is a non-controlling
interest of
20
%.
BRP is also part of a joint venture located in Austria.
The most significant subsidiaries of BRP included in these consolidated financial statements are as follows:
●	Bombardier Recreational Products Inc., located in Canada;
●	BRP US Inc., located in the United States;
●	BRP-Rotax GmbH & Co. KG, located in Austria;
●	BRP European Distribution SA, located in Switzerland;
●	BRP Finland Oy, located in Finland; and
●	BRP Mexico S.A de C.V, located in Mexico.
All inter-company transactions and balances have been eliminated upon consolidation.

1
2

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	MATERIAL ACCOUNTING POLICIES [CONTINUED]

c)	Foreign currencies
The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company. The functional currency is the currency of the primary economic environment in which the Company operates. The Company’s foreign subsidiaries functional currencies are mainly the USD and Euro.
Transactions in foreign currency
For the purpose of preparing consolidated financial statements, the Company applies the following procedures on transactions and balances in currencies other than their functional currency. Monetary items are translated using exchange rates in effect at the consolidated statement of financial position date and non-monetary
items are translated using exchange rates prevailing at the transaction date. Revenues and expenses (other than depreciation, which is translated at the same exchange rates as the related assets) are translated using exchange rates in effect on the transaction dates or at the average exchange rates of the period. Translation gains or losses are recorded in the consolidated statement of net income.
Consolidation of foreign operations
All assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates in effect at the consolidated statement of financial position date. Revenues and expenses are translated at the average exchange rates for the period. The Company’s gains and losses on translation of foreign operations are recognized in other comprehensive income and accumulated in equity until the Company no longer controls the foreign operation. At that time, gains or losses on translation accumulated in equity are entirely reclassified to net income.

d)	Inventory valuation
Materials and work in progress, finished products and parts, accessories and apparel are valued at the lower of weighted average cost or net realizable value. The cost of work in progress and finished products manufactured by the Company includes the cost of materials, direct labour and directly attributable manufacturing overhead. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to complete the sale.
Inventories are written down to net realizable value when the cost of inventories is determined to be not fully recoverable. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed.

1
3

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	MATERIAL ACCOUNTING POLICIES [CONTINUED]

e)	Property, plant and equipment
Property, plant and equipment includes land, building, equipment and tooling held for use in the development, production and distribution activities or for administrative purposes. They are stated at cost less accumulated depreciation and accumulated impairment charges.
The cost of an item of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating, which also includes the borrowing costs incurred during the construction.
Property, plant and equipment is depreciated, with the exception of land, using the straight-line method over their estimated useful lives. If an item of property, plant and equipment is composed of significant components having different estimated useful lives, depreciation is calculated on a component basis using the straight-line method over their respective useful lives. The Company’s estimated useful lives per category are the following:

Tooling	3 to 7 years
Equipment	3 to 20 years
Building	10 to 60 years
Depreciation of assets under development begins when they are ready for their intended use.
The estimated useful lives, residual values and depreciation methods are reviewed at each year-end,
with the effect of any changes in estimates accounted for on a prospective basis. The depreciation expense is recorded in cost of sales, selling and marketing (“S&M”), general and administrative (“G&A”) or research and development (“R&D”) expenses based on the function of the underlying asset.
Fully depreciated building, equipment and tooling are retained in the cost and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, cost and related accumulated depreciation amounts are removed from the consolidated statement of financial position, and the net amounts, less proceeds from disposal, is recorded in the consolidated statement of net income.
At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment in order to determine if there is any indication that those assets may be impaired. If any such indication exists, an impairment test is performed as described below in paragraph h).

1
4

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	MATERIAL ACCOUNTING POLICIES [CONTINUED]

f)	Intangible assets
Goodwill represents the excess of the purchase price of businesses acquired over the fair value of the net assets acquired. Goodwill is systematically tested for impairment as at January 31 or more frequently if events or circumstances indicate that it might be impaired. Goodwill is tested for impairment at a cash generating unit (“CGU”) or group of CGUs level, representing the lowest level at which management monitors it.
Trademarks are carried at cost and are not depreciated due to their indefinite expected useful lives for the Company. The assessment of indefinite expected useful lives is reviewed at each year-end.
Trademarks are systematically tested for impairment as at January 31 or more frequently if events or circumstances indicate that they might be impaired. Trademarks are tested for impairment with the CGU to which they relate.
Software and licences, patents, dealer networks and customer relationships are carried at cost and are depreciated on a straight-line basis over their estimated useful lives, which are as follows:

Software and licences	3 to 5 years
Patents	10 years
Dealer networks	5 to 20 years
Customer relationships	10 to 15 years
At the end of each reporting period, the Company reviews the carrying amounts of its software and licences, dealer networks and customer relationships in order to determine if there is any indication that those assets may be impaired. If any such indication exists, an impairment test is performed as described below in paragraph h). The depreciation expense is recorded in cost of sales, S&M, G&A or R&D expense based on the function of the underlying asset.
Expenditures related to research and development activities are recognized as expense in the period in which they are incurred, except for development activities if specific criteria for capitalization as intangible assets are met.

g)	Leases
At inception, the Company assesses whether the contract is or contains a lease. Leases are recognized as right-of-use
assets and lease liabilities at the lease commencement date. Payments associated with short-term leases and leases of low-value
assets are recognized as an expense.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the Company’s incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. Lease liabilities include the net present value of the following lease payments (when applicable):
●	Fixed payments (including in-substance fixed payments), less any lease incentives;
●	Variable lease payments that are based on an index or a rate;
●	Amounts expected to be payable under residual value guarantees;
●	Exercise price of purchase options if the Company is reasonably certain to exercise that option; and
●	Penalties for early termination of a lease, except if the Company is reasonably certain not to terminate early.

1
5

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	MATERIAL ACCOUNTING POLICIES [CONTINUED]

g)	Leases [continued]

The lease liability is subsequently measured at amortized cost using the effective interest rate method. The lease liability is remeasured, and a corresponding adjustment is made to the carrying amount of the right-of-use
assets, when there is a change in future lease payments arising from a change in an index or rate, from a change in the estimation of a residual value guarantee or from a change in the assumption of purchase, extension or termination option. The lease liability is also remeasured when the underlying lease contract is amended.
The Company accounts for each lease component and any associated non-lease
components as a single lease component.
The
right-of-use
asset is initially measured at cost, which includes the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs, less any incentives received. The right-of-use
assets are depreciated over the shorter period of lease term and useful life of the underlying asset. The depreciation starts at the commencement date of the lease. In addition, the right-of-use
asset is reduced by impairment losses resulting from impairment tests as described below in paragraph h), if any, and adjusted for certain remeasurements of the lease liability. The depreciation expense is recorded in cost of sales, S&M, G&A or R&D expense based on the function of the underlying asset.

h)	Impairment of property, plant and equipment, intangible assets and right-of-use assets
An asset is impaired when its carrying amount is above its recoverable amount. The recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In that case, the asset is assessed for impairment within a CGU or group of CGUs, representing the lowest level of assets for which there are separately identifiable cash inflows. The recoverable amount of an asset, a CGU, or group of CGUs is the higher of its fair value less costs to sell and its value in use. Value in use is determined using a discounted future net cash flows approach. Fair value less costs to sell reflects the amount the Company could obtain from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If there is no active market for the asset, the fair value is assessed by using appropriate valuations models dependent on the nature of the asset, CGU, or group of CGUs, such as discounted cash flow models. The impairment charge recorded in the consolidated statement of net income is the difference between the carrying amount and the recoverable amount.
At the end of each reporting period, the Company reviews the carrying amount of assets (excluding goodwill), CGUs, or group of CGUs impaired in previous periods to determine if there is any indication that its recoverable amount has increased. If any such indication exists, an impairment test is performed and the impairment recovery is recorded in the consolidated statement of net income up to the carrying amount that would have existed had the impairment charge never been recorded in prior years.

1
6

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	MATERIAL ACCOUNTING POLICIES [CONTINUED]

i)	Financial instruments
A financial instrument is any contract that gives rise to a financial asset for one party and a financial liability or equity for another party. Financial instruments are initially recorded at fair value when the Company becomes a party to the transaction and are subsequently revalued at fair value or amortized cost at the end of each reporting period depending on their classification.
When the Company acquires or issues a financial instrument that is not recorded at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issuance are incorporated in the carrying amount and amortized in the consolidated statement of net income using the effective interest rate method. When the Company acquires or issues a financial instrument measured at fair value through profit or loss, all transaction costs are expensed as incurred.
A modification of financial liabilities that includes a prepayment option at par with no break costs is equivalent to an extinguishment. When a modification is accounted for as an extinguishment, the original financial instrument is derecognized, including any unamortized transaction costs and any costs or fees incurred related to the modification, and the new instrument arising from the modification is recognized at fair value.
Financial assets and financial liabilities other than derivatives
At the end of each reporting period, financial assets and financial liabilities that are not derivatives are measured at fair value or amortized cost using the effective interest method depending on the following classification:

●	Restricted investments are measured at fair value through other comprehensive income at the end of each reporting period.
●	Cash and cash equivalents and trade and other receivables are measured at amortized cost at the end of each reporting period.
●	Non-controlling interest liability is measured at fair value through profit and loss at the end of each reporting period.
●	Revolving credit facilities, trade payables and accruals, other financial liabilities, long-term debt and lease liabilities are measured at amortized cost at the end of each reporting period.
Derivative financial instruments
Derivative financial instruments are financial assets or financial liabilities recorded at fair value through profit or loss. They are measured at fair value at the end of each reporting period including those derivatives that are embedded in financial and non-financial
contracts that are not closely related to the host contract.
In the consolidated statement of net income, changes in fair value of derivatives used to manage foreign exchange exposure on working capital elements are recorded in other operating expenses (income).

1
7

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	MATERIAL ACCOUNTING POLICIES [CONTINUED]

i)	Financial instruments [continued]

Derivative financial instruments under cash flow hedge accounting
The Company applies cash flow hedge accounting when forecasted cash flows are highly probable to occur and all other cash flow hedge criteria are met. The effective portion of the change of fair value of derivative financial instruments designated as hedging items under the cash flow hedge model is recorded in other comprehensive income and accumulated in equity until the hedged transaction is recognized in the consolidated statement of net income. The ineffective portion is recognized in the consolidated statement of net income at each period end. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the cash flows of the respective hedged items during the period for which the hedge is designated.
If a derivative financial instrument accounted for using the cash flow hedge model has been settled prior to maturity or the hedge relationship is no longer meeting cash flow hedge criteria, accumulated gains or losses associated with the derivative financial instrument remain in equity as long as the underlying hedged transaction is expected to occur and are recognized in the consolidated statement of net income in the period in which the underlying hedged transaction is recognized in the consolidated statement of net income. In the event that the underlying hedged transaction is settled prior to maturity or is not expected to occur anymore, gains or losses accumulated in equity at this date are immediately reclassified in the consolidated statement of net income. Gains or losses related to derivative financial instruments accounted for using the cash flow hedge model are recorded in the same category as the hedged item in the consolidated statement of net income.

j)	Derecognition of receivables
Receivables are derecognized from the consolidated statement of financial position only when the Company’s contractual rights to the cash flows expire or when the Company has transferred to a third party substantially all the risks and rewards on receivables sold.

k)	Provisions
Provisions represent liabilities for which the amount or timing of payment is uncertain. Provisions are recorded in the consolidated statement of financial position when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation. Additionally, provisions are recorded for contracts under which the unavoidable costs of meeting the obligations exceed the economic benefits expected to be received.
Provisions are measured at each period end at the best estimate of the expenditure required to settle the obligation. To account for the effect of the time value of money, provisions are measured at the present value of the outflows required to settle the obligation using a risk free rate adjusted to the specific risk of the obligation. They are re-measured
at each consolidated statement of financial position date using interest rates prevailing at this date and an interest expense is recorded to reflect the passage of time.

1
8

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	MATERIAL ACCOUNTING POLICIES [CONTINUED]

k)	Provisions [continued]

The main provisions of the Company are described in more detail below:
Products related provisions
When the products are sold, the Company records a provision related to limited product warranties generally covering periods from twelve months to three years.
The Company records a provision for product liability claims or possible claims incurred but not reported at the end of each reporting period.
The Company provides for estimated sales promotions at time of revenue recognition. Examples of these costs include product rebates given to clients, volume discounts and retail financing programs. In the consolidated statement of net income, cash sales promotions are recorded as a reduction of revenues whereas non-cash
sales promotions, such as delivery of free products, are included in cost of sales.

l)	Employee benefits
Current benefits
The Company records an expense in the consolidated statement of net income for wages, salaries, bonuses, share-based compensations and social security contributions of employees in the period the services are rendered. Current benefit associated with manufacturing employees is included in the cost of inventory produced as described above in paragraph d).
Future benefits
The Company sponsors several Canadian and foreign funded and unfunded defined benefit and defined contribution pension plans covering most of its employees. The Company also provides other post-retirement benefit plans to certain employees.
Defined benefit plans and other post-retirement benefit plans
Annual costs of defined benefit pension plans and other post-retirement benefit plans, which include current service costs, net interest costs and past service costs, is actuarially determined using the projected unit credit method based on management’s best estimate of discount rates, salary escalation, retirement ages of employees, life expectancy, inflation and health care costs.
Current service costs are recorded in the consolidated statement of net income when employees are rendering the services to the Company. For manufacturing employees, current service costs are included in the cost of inventory produced as described above in paragraph d).
Net interest costs are recorded in the consolidated statement of net income at each period following the passage of time.
Past service costs (gains) arising from the change in the present value of the defined benefit obligation resulting from a plan amendment or a curtailment are recorded in the consolidated statement of net income when the plan amendment or the curtailment occurs. A curtailment arises from a transaction that significantly reduces the number of employees covered by a plan.

1
9

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	MATERIAL ACCOUNTING POLICIES [CONTINUED]

l)	Employee benefits [continued]

Defined benefit plans and other post-retirement benefit plans [continued]
In the consolidated statement of net income, costs related to defined benefit pension plans and other post-retirement benefit plans are classified separately depending on their nature. Current service costs and past service costs (gains) are presented within operating income whereas the net interest expense on the employee future benefit liability is presented in financing costs.
The liability recognized in the consolidated statement of financial position is the present value of the plan obligations less the fair value of the plan assets, adjusted for any asset ceiling at that date. Plan obligations are determined based on expected future benefit payments discounted using market interest rates prevailing as at January 31 and plan assets are stated at their fair value at that date. Actuarial gains and losses that arise in calculating the present value of plan obligations and the fair value of plan assets are recorded in other comprehensive income and accumulated directly in retained earnings (losses).
Defined contribution plans
Defined contribution plan expenses are recorded in the consolidated statement of net income when employees are rendering the services to the Company. Expenses associated with manufacturing employees are included in the cost of inventory produced as described above in paragraph d). Defined contribution plan expenses are entirely presented within operating income.

m)	Revenue recognition
The Company’s revenues are derived primarily from the sale of products and related parts and accessories. Each sale is considered as a single performance obligation and revenues are recognized when products are shipped, which corresponds to the point in time when the Customers have obtained control of the asset and the Company has satisfied its performance obligation. Revenues are measured at an amount equal to the consideration to which the Company expects to be entitled, which takes into account sales promotions and expected returns to occur after the shipment date. A deferred revenue is recognized if the Company receives consideration, or has an unconditional right to receive consideration, prior to the completion of its performance obligation.
When, in addition to the regular warranty coverage, an extended warranty coverage is given with the purchase of the product, a portion of the revenue representing the value of the extended warranty is deferred. The value deferred is based on the stand-alone selling price of both the unit sold and the extended warranty given. The deferred revenue is then recognized over the extended warranty coverage period.

n)	Government assistance
Government assistance, including research and development tax credits, is recorded when the Company is complying with the assistance program requirements and the recovery is reasonably assured. Government assistance received but contingently repayable is recorded in the consolidated statement of net income as long as it is probable that the conditions for repayment will not be met. Government assistance granted to compensate expenses are presented in the consolidated statement of net income as a reduction of the expense they relate to, whereas assistance granted for the acquisition of property, plant and equipment and intangibles is deducted from the cost of the related asset.

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	MATERIAL ACCOUNTING POLICIES [CONTINUED]

o)	Share based payment plans
The Company grants stock options to officers and employees that are settled by the issuance of common shares. The Company establishes compensation expense for those grants based on the fair value of each tranche of option at the grant date. The compensation expense is recognized in the consolidated statement of net income over the vesting period of each tranche based on the number of options that are ultimately expected to vest. The Company estimates stock option forfeitures at time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The corresponding amount is recorded in contributed surplus within equity.
Other share-based payment plans based on the value of the Company’s common shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are measured at the fair value at the end of each reporting period. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are settled in cash at the end of the vesting period.

p)	Income taxes
The Company’s income tax expense represents the sum of the taxes currently payable based on taxable income of the year, deferred taxes, and tax credits. Deferred income tax assets and liabilities are determined based on the differences between the carrying amounts and tax bases of assets and liabilities using enacted or substantively enacted tax rates and laws expected to be in effect when the differences reverse. Current and deferred income taxes are recognized in the consolidated statement of net income except to the extent it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or in equity.

q)	Earnings per share
Basic earnings per share is calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year.
Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares from stock option plans. For the stock options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding stock options.

r)	Segmented information
Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other components of the entity). The related operations can be clearly distinguished and the revenues and gross profit are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	MATERIAL ACCOUNTING POLICIES [CONTINUED]

s)	Discontinued operations, assets and liabilities held for sale
The assets of a disposal group are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets must be available for immediate sale in their present condition and a sale transaction must be highly probable. The assets of a disposal group classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets which are specifically exempt from this measurement requirement. A disposal group is impaired when its carrying amount is above its fair value less cost of disposal (Note 32).
A disposal group qualifies as discontinued operations if it is a component of the entity that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs at the earlier of the date on which an operation meets the criteria to be classified as held for sale or disposal.
The assets of a disposal group classified as held for sale are presented separately from the other assets in the consolidated statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statement of financial position.
The
non-current
assets of a disposal group are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.
Discontinued operations are excluded from the results of continuing operations and are presented as a single amount of net income from discontinued operations in the consolidated income statement and a single amount of comprehensive income from discontinued operations in the consolidated statement of comprehensive income.
When an operation is classified as a discontinued operation, the comparative consolidated income statement is reclassified as if the operation had been discontinued from the beginning of the comparative year.
When a component ceases to be classified as
held-for-sale,
the related operations are reclassified as continued operations. The operations are presented as continued operations in the current period and prior periods are reclassified consistently.

2
2

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS
The preparation of these consolidated financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made.

a)	Significant estimates in applying the Company’s accounting policies
The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically and the effects of any changes are recognized immediately. Actual results could differ from the estimates used and such differences could be significant.
The Company’s annual operating budget and operating budget revisions performed during the year (collectively “Budget”) and the Company’s strategic plan comprise fundamental information used as a basis for some significant estimates necessary to prepare these consolidated financial statements. Management prepares the annual operating budget and strategic plan each year using a process whereby a detailed one-year
budget and three-year strategic plan are prepared by each entity and then consolidated.
Cash flows and profitability included in the Budget are based on the existing and future expected sales orders, general market conditions, current cost structures, anticipated cost variations and current agreements with third parties. Management uses the annual operating budget information as well as additional projections or assumptions to derive the expected results for the strategic plan and periods thereafter.
The Budget and the strategic plan are approved by management and the Board of Directors. Management then tracks performance as compared to the Budget. Significant variances in actual performance are a key trigger to assess whether certain estimates used in the preparation of financial information must be revised.
Management needs to rely on estimates in order to apply the Company’s accounting policies and considers that the most critical ones are the following:
Estimating the net realizable value of inventory
The net realizable value of materials and work in progress is determined by comparing inventory components and value with production needs, current and future product features, expected production costs to be incurred and the expected profitability of finished products. The net realizable value of finished products, and parts, accessories and apparel are determined by comparing inventory components and value with expected sales prices, sales programs and new product features.

2
3

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS [CONTINUED]

a)	Significant estimates in applying the Company’s accounting policies [continued]

Estimating recoverability and impairment of property, plant and equipment, intangible assets and right-of-use
assets
The recoverable amount of a CGU or group of CGUs is based on a value in use calculation using cash flow projections, which considers the Company’s one-year
budget and three-year strategic plan, with a terminal value calculated by discounting the final year in perpetuity. The figures used as the basis for the key assumptions in the value in use calculation includes sales volume, sales price, sales mix, production costs, distribution costs, operating expenses, and capital expenditures, along with the selection of an appropriate discount rate, all of which are subject to inherent uncertainties and judgment. Discount rates are used to reflect the risks associated with the projected cash flows, representing the best information available as of the date of the impairment test. Changes in technology, trade agreements, industry, economic conditions, or other external factors can impact cash flows estimates potentially leading to charges for impairment.
Estimating recoverability of deferred tax assets
Deferred tax assets are recognized only if management believes it is probable that they will be realized based on the annual budget, strategic plan and additional projections to derive the expected results for the periods thereafter.
Estimating provisions for product regular warranty, product liability and sales program
The regular warranty cost is established by product line and recorded at the time of sale based on management’s best estimate, using historical cost rates and trends. Adjustments to the regular warranty provision are made when the Company identifies a significant and recurring issue on products sold or when costs and trend differences are identified in the analysis of warranty claims.
The product liability provision at period end is based on management’s best estimate of the amounts necessary to resolve existing claims. In addition, the product liability provision at the end of the reporting period includes incurred, but not reported claims based on average historical cost information.
Sales program provision is estimated based on current program features, historical data and expected retail sales for each product line.
Estimating the discount rates used in assessing defined benefit plan expenses and liability
In order to select the discount rates used to determine defined benefit plan expenses and liabilities, management consults with external actuarial firms to provide commonly used and applicable discount rates that are based on the yield of high quality corporate fixed income investments with cash flows that match expected benefit payments for each defined benefit plan. Management uses its knowledge and comprehension of general economic factors in order to conclude on the accuracy of the discount rates used.

2
4

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS [CONTINUED]

b)	Significant judgments in applying the Company’s accounting policies
Management needs to make certain judgments in order to apply the Company’s accounting policies and the most significant ones are the following:
Recoverability and impairment of property, plant and equipment, intangible assets and right-of-use
assets
The Company operates using a high level of integration and interdependency between design, development, manufacturing and distribution operations. The cash inflows generated by each product line require the use of various assets of the Company, limiting the impairment testing to be done for a single asset. Therefore, management performs impairment testing by grouping assets into CGUs and group of CGUs.
Functional currency
The Company operates worldwide, but its design, development, manufacturing and distribution operations are highly integrated, which require significant judgements from management in order to determine the functional currency of each entity using factors provided by
IAS
 21 The Effects of Changes in Foreign Exchange Rates
(“IAS 21”). Management established the functional currency of each entity as its local currency unless the assessment of the criteria established by IAS 21 to assess the functional currency leads to the determination of another currency. IAS 21 criteria are reviewed annually for each entity.

2
5

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

4.	FUTURE ACCOUNTING CHANGES
Classification and
measurement of financial instruments (amendments to IFRS 9 and IFRS 7)
In May 2024, the International Accounting Standards Board (“IASB”) issued amendments to the classification and measurement of financial instruments to address matters identified during the post-implementation review of the classification and measurement requirements of
IFRS 9 - Financial Instruments
. These amendments include application guidance on the recognition and derecognition date of certain financial assets and liabilities, application guidance to assess whether a financial asset meets the solely payments of principal and interest criteria, add new disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and new disclosures for certain instruments with contractual terms that could change cash flows.
The amendments will become effective for the Company’s fiscal year beginning on February 1, 2026. The Company has assessed the impact and determined that it is not significant for the fiscal year beginning February 1, 2026.
IFRS 18 – Presentation and disclosure in financial statements
In April 2024, the IASB issued
IFRS 18 – Presentation and Disclosure in Financial Statements
, which will replace
IAS 1 – Presentation of Financial Statements
. The objective of IFRS 18 is to set out requirements for the presentation and disclosure of information in financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. The standard also sets out guidance on classification of the information in the consolidated statements of net income (loss) or in the notes and introduces the concept of management performance measures.
The amendments will become effective for the Company’s fiscal year beginning on February 1, 2027. The Company is assessing the potential impact of these amendments on its consolidated financial statements.
Other standards or amendments
The IASB has issued other standards or amendments to existing standards that are not expected to have a significant impact on the Company’s consolidated financial statements.

2
6

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	BUSINESS COMBINATIONS
On July 1, 2025, the Company completed the acquisition of 100% of the outstanding shares of Smartscale Newco AG (“Smartscale”), a subsidiary of MG Biketec GmbH for a consideration payable on the realisation of financial targets (“Contingent consideration”). The fair value of the Contingent consideration is based on management’s assessment of the likelihood to achieve the financial targets and is valued at CHF
13.5
million ($
23.7
million) as at January 31, 2026. The consideration has been mostly allocated to goodwill that arises from expected synergies and future growth. Smartscale, which is located in Huttwil, Switzerland, provides comprehensive support to
e-bike
manufacturers and dealers by offering system components for
e-bikes.
The Company’s consolidated statement of net income included the operating results of Smartscale since the acquisition date. Since July 1, 2025, the revenues and net income of Smartscale were not significant, and had the Company acquired Smartscale at the beginning of the twelve-month period ended January 31, 2026, the increase to its revenues and net income would also not have been significant.
The Company incurred acquisition-related costs of $
0.8
million, which have been recorded in general and administrative expenses.

6.	TRADE AND OTHER RECEIVABLES
The Company’s trade and other receivables were as follows, as at:

	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Trade receivables [a]	$484.5	$491.1
Allowance for doubtful accounts	(11.3)	(6.5)
	473.2	484.6
Sales tax and other government receivables	117.8	137.6
Other	16.2	11.3
Total trade and other receivables	$607.2	$633.5
[a]
As at January 31, 2026, outstanding financing totalling $2,564.9 million ($3,000.3 million as at January 31, 2025) had been sold under dealer and distributor financing agreements with financing service providers (Note 31 a)).

7.	OTHER FINANCIAL ASSETS
The Company’s other financial assets were as follows, as at:

	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Restricted investments [a]	$16.2	$14.7
Derivative financial instruments	32.0	27.3
Advances to suppliers	37.4	30.2
Other	38.0	36.5
Total other financial assets	$123.6	$108.7
Current	60.7	82.1
Non-current [b]	62.9	26.6
Total other financial assets	$123.6	$108.7
[a]
The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.
[b]
The
non-current
portion is mainly attributable to derivative financial instruments, restricted investments and other advances to suppliers.

2
7

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	INVENTORIES
The Company’s inventories were as follows, as at:

	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Materials and work in progress	$707.0	$709.0
Finished products	707.7	693.4
Parts, accessories and apparel	409.9	371.7
Total inventories	$1,824.6	$1,774.1
During the year ended January 31, 2026, the Company recorded $
5,782.0
million of inventories in cost of sales ($5,362.2

million for the year ended January 31, 2025). This amount includes a net
write-down on inventories of $52.4
million ($
58.6
million for the year ended January 31, 2025).

9.	OTHER ASSETS
The Company’s other assets were as follows, as at:

	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Prepaids	$56.1	$52.6
Deferred financing cost	4.7	6.1
Other	8.9	9.9
Total other assets	$69.7	$68.6
Current	66.2	63.9
Non-current	3.5	4.7
Total other assets	$69.7	$68.6

2
8

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	PROPERTY, PLANT AND EQUIPMENT
The Company’s property, plant and equipment were as follows, as at:

	January 31, 2026			January 31, 2025
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Tooling	$1,527.0	$1,098.7	$428.3	$1,371.8	$892.4	$479.4
Equipment	1,687.5	1,038.7	648.8	1,536.2	815.6	720.6
Building	913.2	328.8	584.4	861.5	277.1	584.4
Land	155.3	—	155.3	154.4	—	154.4
Total	$4,283.0	$2,466.2	$1,816.8	$3,923.9	$1,985.1	$1,938.8
As at January 31, 2026 and 2025, assets under development amounted to $
98.2
million and $176.8 million respectively and were included in the cost of property, plant and equipment.
The following table explains the changes in property, plant and equipment during the year ended January 31, 2026:

	Carrying amount as at January 31, 2025	Additions [a]	Disposals	Depreciation [b]	Impairment [c]	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2026

Tooling	$479.4	$121.8	$—	$(150.1)	$(34.5)	$11.7	$428.3
Equipment	720.6	122.7	(0.5)	(162.5)	(47.9)	16.4	648.8
Building	584.4	48.1	(0.2)	(40.2)	(12.0)	4.3	584.4
Land	154.4	0.6	—	—	—	0.3	155.3
Total	$1,938.8	$293.2	$(0.7)	$(352.8)	$(94.4)	$32.7	$1,816.8
[a]
Government assistance of $2.6 million has been recorded against the additions.
[b]
An amount of $277.8 million included in cost of sales.
[c]
Impairment charges are related to electric vehicles (“EV”) assets (Note 25) and other assets from discontinued operations (Note 32).
The following table explains the changes in property, plant and equipment during the year ended January 31, 2025:

	Carrying amount as at January 31, 2024	Additions [a]	Disposals	Depreciation [b]	Impairment [c]	Assets held for sale (Note 32)	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2025
Tooling	$459.6	$188.5	$(0.4)	$(135.4)	$(39.6)	$(0.8)	$7.5	$479.4
Equipment	735.7	153.2	(0.6)	(156.3)	(18.2)	(6.0)	12.8	720.6
Building	613.2	53.9	(0.1)	(41.5)	(6.4)	(44.6)	9.9	584.4
Land	195.8	0.6	—	—	—	(47.1)	5.1	154.4
Total	$2,004.3	$396.2	$(1.1)	$(333.2)	$(64.2)	$(98.5)	$35.3	$1,938.8
[a]
Government assistance of $0.4 million has been recorded against the additions.
[b]
An amount of $258.7 million is included in cost of sales.
[c]
Impairment charges are related to unutilized assets (Note 25) and Marine businesses assets held for sale (Note 32).

2
9

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	INTANGIBLE ASSETS
The Company’s intangible assets were as follows, as at:

	January 31, 2026			January 31, 2025
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Goodwill	$179.6	$—	$179.6	$252.3	$—	$252.3
Trademarks	122.7	—	122.7	138.2	—	138.2
Software and licenses	389.7	215.8	173.9	344.2	174.5	169.7
Patents	47.5	28.8	18.7	45.7	12.1	33.6
Dealer networks	48.4	48.4	—	50.8	50.8	—
Customer relationships	34.7	34.7	—	37.3	27.3	10.0
Total	$822.6	$327.7	$494.9	$868.5	$264.7	$603.8
The following table explains the changes in intangible assets during the year ended January 31, 2026:

	Carrying amount as at January 31, 2025	Additions [c]	Business combinations (Note 5)	Depreciation [d]	Impairment [e]	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2026
Goodwill	$252.3	$—	$22.3	$—	$(95.0)	$—	$179.6 [a]
Trademarks	138.2	—	—	—	(15.5)	—	122.7 [b]
Software and licenses	169.7	43.5	0.3	(35.2)	(5.8)	1.4	173.9
Patents	33.6	—	—	(4.3)	(12.4)	1.8	18.7
Customer relationships	10.0	—	—	(1.2)	(8.8)	—	—
Total	$603.8	$43.5	$22.6	$(40.7)	$(137.5)	$3.2	$494.9
[a]
The goodwill is mainly related to the acquisition of the recreational products business from Bombardier Inc. in 2003.
[b]
The trademarks are related to Snowmobile and Sea-Doo following the acquisition of the recreational products business from Bombardier Inc. in 2003.
[c]
Government assistance of $nil million has been recorded against the additions.
[d]
An amount of $10.9 million is included in cost of sales.
[e]
Impairment charges are related to the light mobility CGU, EV assets (Note 25) and other assets from discontinued operations (Note 32).

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	INTANGIBLE ASSETS [CONTINUED]

The following table explains the changes in intangible assets during the year ended January 31, 2025:

	Carrying amount as at January 31, 2024	Additions [c]	Depreciation [d]	Impairment [e]	Assets held for sale (Note 32)	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2025
Goodwill	$252.3	$—	$—	$—	$—	$—	$252.3 [a]
Trademarks	164.6	—	—	(8.9)	(18.6)	1.1	138.2 [b]
Software and licenses	173.6	28.2	(31.8)	(2.0)	—	1.7	169.7
Patents	40.2	—	(4.4)	—	—	(2.2)	33.6
Dealer networks	23.0	—	(1.7)	(3.8)	(18.3)	0.8	—
Customer relationships	11.4	—	(1.3)	—	—	(0.1)	10.0
Total	$665.1	$28.2	$(39.2)	$(14.7)	$(36.9)	$1.3	$603.8
[a]
The goodwill is mainly related to the acquisition of the recreational products business from Bombardier Inc. in 2003 and the acquisition of Pinion that occurred in 2022.
[b]
The trademarks are related to Snowmobile, Sea-Doo and Pinion, following business acquisitions.
[
c
]
Government assistance of $1.6
million
has been recorded against the additions.
[
d
]
An amount of $8.5 million included in cost of sales.
[e]
Impairment charges are related to unutilized assets (Note 25) and Marine businesses assets held for sale (Note 32).

Recoverability of cash-generating units and group of cash-generating units
The Company performed its annual goodwill impairment test for the Powersports group of CGUs. In performing the annual goodwill impairment test, the carrying amount of the group of CGUs, including goodwill, was compared to its recoverable amount. The Company concluded that the recoverable amount of the Powersports group of CGUs to which goodwill had been allocated exceeded its carrying amount during the year ended January 31, 2026 (
no impairment charges for the year ended January 31, 2025).
The Company performed its annual indefinite life intangible assets impairment test for the Snowmobile and Sea-Doo CGUs. Indefinite life intangible assets tested comprise trademarks acquired during business combinations. In performing the annual trademark impairment test, the carrying amount of a CGU, excluding goodwill, was compared to its recoverable amount. The Company concluded that the recoverable amount of the Snowmobile and Sea-Doo CGUs to which trademark had been allocated exceeded their carrying amount during the year ended January 31, 2026 (
no impairment charges for the year ended January 31, 2025).

3
1

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	INTANGIBLE ASSETS [CONTINUED]
Recoverability of cash-generating units and group of cash-generating units [continued]

The Company determined the recoverable amounts of the Powersports group of CGUs for which goodwill had been allocated, and of the Snowmobile and
Sea-Doo
CGUs for which trademarks had been allocated based on the value in use method. The Company has determined that the discounted cash flow (“DCF”) technique provided the best assessment of what each CGU or group of CGUs could be exchanged for in an arm’s length transaction. Fair value is represented by the present value of expected future cash flows of the business together with the residual value of the business at the end of the forecasted period. The DCF technique was applied on an enterprise-value basis, where the after-tax
cash flows prior to interest expense are discounted using a weighted average cost of capital. This approach requires assumptions regarding revenue growth rates, earnings before interest, taxes, depreciation, and amortization (“EBITDA”) margins, capital expenditures, tax rates and discount rates. The assumptions used in the DCF are Level 3 inputs (as defined in Note 29). The estimated future cash flows are discounted to their present value using a pre-tax
discount rate ranging from
8.0% to 9.5%. These discount rates were calculated by adding to the Company’s weighted average cost of capital the risk factor associated with the CGU or group of CGUs tested. A growth rate ranging from 2.0% to 3.1% was used to calculate the terminal value.
Sensitivity analysis
The Company performs sensitivity analysis on the cash flows and discount rates in order to confirm the trademarks and goodwill recoverable amounts. Holding all other variables constant, a 5%
decrease in the estimated cash flows or an increase of 100 basis points in the discount rates used would not have resulted in an impairment charge as at January 31, 2026, for the Powersports group of CGUs to which goodwill had been allocated, as well as for the Snowmobile and Sea-Doo CGUs to which trademark had been allocated.

3
2

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	LEASES
The main leasing activities of the Company are attributable to the Company’s manufacturing facility located in Finland, to offices located in Canada and to warehouses used for the distribution of parts, accessories and apparel.
The following table explains the changes in
right-of-use
assets during the year ended January 31, 2026:

	Carrying amount as at January 31, 2025	Additions	Depreciation [a]	Effect of foreign currency exchange rate changes	Termination, remeasurement and other	Carrying amount as at January 31, 2026

Building & land	$166.1	$70.9	$(51.8)	$0.9	$12.3	$198.4
Equipment	16.7	6.1	(8.5)	(0.4)	(0.1)	13.8
Total	$182.8	$77.0	$(60.3)	$0.5	$12.2	$212.2
[a]
An amount of $33.2 million included in cost of sales.
The following table explains the changes in
right-of-use
assets during the year ended January 31, 2025:

	Carrying amount as at January 31, 2024	Additions	Depreciation [a]	Impairment [b]	Effect of foreign currency exchange rate changes	Termination, remeasurement and other	Carrying amount as at January 31, 2025
Building & land	$152.4	$36.7	$(47.5)	$(6.1)	$3.3	$27.3	$166.1
Equipment	17.3	5.9	(7.7)	—	0.9	0.3	16.7
Total	$169.7	$42.6	$(55.2)	$(6.1)	$4.2	$27.6	$182.8
[a]
An amount of $28.4 million included in cost of sales.
[b]
Impairment charge of $6.1 million is related to Marine businesses assets held for sale (Note 3
2
).
The following table explains the changes in lease liabilities during the year ended January 31, 2026:

	Carrying amount as at January 31, 2025	Issuance	Interest	Repayment [a]	Liabilities associated with assets held for sale (Note 32)	Effect of foreign currency exchange rate changes	Termination, remeasurement and other	Carrying amount as at January 31, 2026
Lease liabilities	$205.3	$76.5	$9.8	$(67.8)	$3.0	$(2.0)	$12.6	$237.4
[a]
Includes $9.8 million of interest paid.

3
3

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	LEASES [CONTINUED]

The following table explains the changes in lease liabilities during the year ended January 31, 2025:

	Carrying amount as at January 31, 2024	Issuance	Interest	Repayment [a]	Liabilities associated with assets held for sale (Note 3 2 )	Effect of foreign currency exchange rate changes	Termination, remeasurement and other	Carrying amount as at January 31, 2025
Lease liabilities	$188.3	$43.1	$8.5	$(60.9)	$(6.7)	$7.6	$25.4	$205.3
[a]
Includes $8.5 million of
inter
est paid.

13.	TRADE PAYABLES AND ACCRUALS
The Company’s
trade
payables and accruals were as follows, as at:

	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Trade payables [a]	$994.5	$838.7
Wages and related employee accruals	206.8	114.3
Other accruals	313.9	270.8
Total trade payables and accruals	$1,515.2	$1,223.8
[a]
As at January 31, 2026, trade payables include $38.2 million ($19.4 million as at January 31, 2025) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby payables due from the Company to certain suppliers have been collected by the suppliers from a financial institution before their original due date. The arrangements do not significantly extend the payment terms beyond the normal terms agreed with other suppliers.

14.	PROVISIONS
The Company’s provisions were as follows, as at:

	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Product-related	$810.2	$881.8
Restructuring	7.0	20.1
Other	40.9	42.5
Total provisions	$858.1	$944.4
Current	737.4	797.1
Non-current	120.7	147.3
Total provisions	$858.1	$944.4
Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.
The
non-current
portion of provisions is mainly attributable to product-related provisions. As at January 31, 2026, the Company estimates that cash outflows related to those non-current
provisions could occur from February 1, 2027 to January 31, 2029.

3
4

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	PROVISIONS [CONTINUED]

The changes in provisions were as follows:

	Product-related	Restructuring	Other	Total
Balance as at January 31, 2025
Reclassified (Note 2)	$881.8	$20.1	$42.5	$944.4
Expensed during the period	1,225.9	2.9	39.6	1,268.4
Paid during the period	(1,285.9)	(22.3)	(41.7)	(1,349.9)
Reversed during the period	(3.9)	(3.4)	(0.1)	(7.4)
Effect of foreign currency exchange rate changes	(26.5)	0.2	0.1	(26.2)
Unwinding of discount and effect of changes in discounting estimates	(1.3)	—	—	(1.3)
Liabilities associated with assets held for sale (Note 32)	20.1	9.5	0.5	30.1
Balance as at January 31, 2026	$810.2	$7.0	$40.9	$858.1

15.	OTHER FINANCIAL LIABILITIES
The Company’s ot
her financ
ial liabilities were as follows, as at:

	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Dealer holdback programs and customer deposits	$48.6	$39.8
Due to Bombardier Inc.	22.4	22.7
Derivative financial instruments	12.8	64.3
Non-controlling interest liability (Note 25, 29)	—	23.4
Contingent consideration (Note 5)	23.7	—
Other	37.8	16.2
Total other financial liabilities	$145.3	$166.4
Current	73.4	86.2
Non-current [a]	71.9	80.2
Total other financial liabilities	$145.3	$166.4
[a]
The
non-current
portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes and the contingent consideration related to a business combination.

3
5

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	DEBT
Revolving credit facility
The Company has a Revolving Credit Facility totaling $1,500.0 million, which can also be drawn in U.S dollar or Euro equivalent. As at January 31, 2026, the Company had no outstanding amount drawn on the Revolving Credit Facility (nil as at January 31, 2025). Commitment fees on the undrawn amount of the Revolving
Credit
Facility, varying from 0.25% to 0.40%, were
0.25%
.
The applicable interest rates are subject to a customary credit spread adjustment ranging from 0.45% to 3.00%, which varies depending on a Leverage Ratio. Based on the Leverage Ratio, the cost of borrowing as at January 31, 2026, in Canadian dollars, was either the CORRA plus
1.70
% or the Canadian Prime Rate plus
0.70
%. In U.S. dollars, it was either the SOFR plus 1.70%, the U.S. Base Rate plus 0.70% or the U.S. Prime Rate plus 0.70%. In Euros, it was the EURIBOR plus 1.70%.
The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facility is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories. The total amount available was $
1,375.7
million as at January 31, 2026.
Long-term debt
As at January 31, 2026 and 2025, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

January 31, 2026
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-2	December 2029	5.92%	5.92%	U.S. $571.5	$774.8
Term Loan B-3	January 2031	5.92%	5.92%	U.S. $1,153.7	1,564.2
Term Loans	Mar. 2026 to Dec. 2030	0.93% to 3.23%	2.48% to 6.50%	€67.1	103.3
Total long-term debt					$2,442.3
Current					49.2
Non-current					2,393.1
Total long-term debt					$2,442.3

January 31, 2025
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	6.41%	6.61%	U.S. $465.7	$673.6 [a]
Term Loan B-2	December 2029	7.06%	7.31%	U.S. $488.8	706.9 [a]
Term Loan B-3	January 2031	7.06%	7.20%	U.S. $987.5	1,418.8 [a]
Term Loans	Mar. 2025 to Dec. 2030	0.93% to 3.89%	2.02% to 6.50%	€ 88.0	125.8
Total long-term debt					$2,925.1
Current					53.8
Non-current					2,871.3
Total long-term debt					$2,925.1
[a]
Net of unamortiz
ed tra
nsaction costs of nil for Term Loan
B-1,
nil for Term Loan
B-2
and $9.4 million for Term Loan
B-3.

3
6

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	DEBT [CONTINUED]
Long-term debt [continued]

The following table explains the changes in long-term debt during the year ended January 31, 2026:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2025	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at January 31, 2026
Term Facility	$2,799.3	$—	$(302.4)	$(167.0)	$9.1	$2,339.0
Term Loans	125.8	0.7	(34.0)	8.5	2.3	103.3
Total	$2,925.1	$0.7	$(336.4)	$(158.5)	$11.4	$2,442.3
The following table explains the changes in long-term debt during the year ended January 31, 2025:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2024	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at January 31, 2025
Term Facility	$2,609.7	$—	$(20.9)	$209.1	$1.4	$2,799.3
Term Loans	153.3	3.6	(38.8)	5.0	2.7	125.8
Total	$2,763.0	$3.6	$(59.7)	$214.1	$4.1	$2,925.1
Under security arrangements, amounts borrowed under the Revolving Credit Facility and the Term Facility (the “Credit Facilities”) are secured by substantially all the assets of the Company.

a)	Term facility
On October 1
st
, 2025
 the Company amended its Term Facility by prepaying the entirety of its U.S. $
465.7
 million Term Loan
B-1
due May 2027, and by increasing its Term Loan
B-2
by U.S. $
88.0
 million and Term Loan
B-3
by U.S. $
177.0
 million, resulting in a net reduction of U.S. $
200.7
 million of the outstanding Term Facility. As part of this amendment, the Company also repriced its Term Facility, reducing the cost of borrowing by
0.50
%, with all other conditions remaining substantially the same. The Company incurred transaction costs of $
4.4
 million, which have been recorded in financing costs. In addition, the previous unamortized costs of $
8.2
 million associated to Term Loan
B-3
were derecognized and recorded in financing costs.

3
7

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	DEBT [CONTINUED]

a)	Term facility [continued]

As at January 31, 2026, the cost of borrowing under the Term Loan
B-2
was as follows:

(i)	Term SOFR, plus 2.25% per annum, with a Term SOFR floor of 0.50%
As at January 31, 2026, the cost of borrowing under the Term Loan
B-3
was as follows:

(i)	Term SOFR, plus 2.25% per annum, with a Term SOFR floor of 0.00%
Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in SOFR.
The Company is required to repay a minimum of 0.25% of the nominal amount each quarter, less any voluntary prepayments done to date. Consequently, the Company repaid an amount of U.S. $
16.2
million ($
22.5
million) during the year ended January 31, 2026
 (U.S. $15.2 million ($20.9 million) during the year ended January 31, 2025).
Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level. As at January 31, 2026 and 2025, the Company was not required to repay any portion of the Term Facility under this requirement.

b)	Term loans
During the year ended January 31, 2026, the Company entered into a term
loan agreement at favourable interest rates under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loan has a nominal amount of
€
0.4
 million ($
0.7
million) with an interest rate of 1.75% and maturity date of June 2028.
During the year ended January 31, 2025, these term loans had a nominal amount of
€
2.4
million ($
3.6
 million) with an interest rate varying between
2.50
% and
3.23
% with maturity dates varying from March 2028 to December 2028. The Company recognized a grant of
€
0.1
 million ($
0.2
million) as a reduction of research and development expenses representing the difference between the fair value of the term loan at inception and the cash received.

17.	OTHER LIABILITIES
The Company’s other liabilities were as follows, as at:

	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Deferred share units liability	$14.0	$7.6
Restricted share units liability	31.8	3.0
Jubilee and other long-term employee benefits	27.5	24.1
Total other liabilities	$73.3	$34.7
Current [a]	26.7	7.6
Non-current	46.6	27.1
Total other liabilities	$73.3	$34.7
[a]
The amount is attributable to the deferred share units (“DSU”) and a portion of the restricted share units (“RSU”) liability (Note 20).

3
8

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1 8 .	EMPLOYEE BENEFITS
Employee benefits expenses, which represent the expenses related to all forms of consideration provided by the Company in exchange for services rendered by its employees, were as follows:

	Years ended
	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Current remuneration	$1,267.0	$1,185.5
Post-employment defined benefit plans	11.6	10.1
Post-employment defined contribution plans	57.0	56.7
Termination benefits	1.1	46.6
Stock-based compensation (Note 20)	21.7	15.5
Other long-term benefits	4.9	6.1
Total [a]	$1,363.3	$1,320.5
[a]
An amount of $
697.3
million included in cost of sales for period ended January 31, 2026 ($649.4 million for period ended January 31, 2025)

a)	Post-employment benefits
The Company sponsors defined contribution retirement plans and non-contributory
defined benefit plans that provide for pensions and other
post-retirement
benefits to a majority of its employees.
Canadian employees
The Company sponsors defined benefit pension plans and other post-retirement
benefit plans for its Canadian executive employees and defined contribution plans for executive and non-executive
employees. Additionally, the Company retained defined benefit obligations with certain active and former employees for services rendered prior to 2005.
The Company’s other
post-retirement
benefit plans provide, during retirement,
non-contributory
life insurance benefits and healthcare benefits to eligible employees that are funded on a pay-as-you-go
basis. The healthcare benefits are payable from retirement to age 65.
The defined benefit plans are registered with the governments and follow their applicable laws. The plans are governed by a retirement committee composed of representatives from the employer and the employees. The retirement committee delegated its responsibilities to the investment committee, which is responsible for the investment policy with regard to the assets of the fund. This committee is composed of representatives from the employer. The plans have a strategy to decrease the risk level by increasing progressively, when the solvency of the plans will improve, the part of the plan assets in long-term fixed income securities. The Company contributes to the plans the minimum funding obligations required under the current regulations. The weighted average duration of the defined benefit obligations is approximately 11 years. As at January 31, 2026, the Company expects that 50% of the future payments associated with its Canadian defined benefit obligations will be paid in the next 15 years.
In addition, the Company sponsors a defined benefit retirement plan to provide supplemental pension benefits to its executives (“SERP”).

3
9

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1 8 .	EMPLOYEE BENEFITS [CONTINUED]

a)	Post employment benefits [continued]

United States employees
In the United States, the Company offers a defined contribution plan to its employees as well as a defined benefit final average earnings non-registered
supplementary executive retirement plan for its executive employees (“SERP”).
European employees
The Company’s sponsors defined contribution plans to its employees in most of its European entities. In addition, the Company maintains an unfunded defined benefit plan and sponsors a lump sum retirement indemnity plan in Austria. Under the defined benefit plan, the benefits are based on such employees’ length of service, applicable pension accrual rates and compensation at retirement. Under the lump sum retirement indemnity plan, the benefits are based on the length of service and compensation at retirement. These plans are regulated by the applicable Austrian laws. The weighted average duration of the defined benefit obligation is approximately 11 years. As at January 31, 2026, the Company expects that 50% of the future payments associated with its Austrian defined benefit obligations will be paid in the next 13 years.

b)	Defined benefit plans
Actuarial risks
The significant actuarial risks to which the plans expose the Company are as follows:
Market related risks
Investment risk
The present value of the defined benefit obligation is calculated using a discount rate determined by reference to high quality corporate fixed income investments. If the return on plan assets is below this rate, it will increase the plan liability. Currently, the funded plans have investments in equity securities and fixed income securities. Due to the long-term nature of the plan liabilities, the Company considers it appropriate that a reasonable portion of the plan assets should be invested in equity securities and income securities to leverage the return generated by the fund.
Interest risk
A decrease in the fixed income investments interest rate will increase the plans’ liabilities. However, for funded plans, this will be partially offset by an increase in the fair value of the plans’ fixed income securities.
Employee related risks
Longevity risk
The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plans’ liabilities.
Salary risk
The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plans’ liabilities.

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1 8 .	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

Actuarial assumptions
The weighted average of the significant actuarial assumptions adopted to determine the defined benefit cost and the defined benefit obligation were as follows:

	Years ended
	January 31, 2026		January 31, 2025
	Canada	Foreign	Canada	Foreign
Benefit cost actuarial assumptions [a]
Discount rates used to determine:
Current service cost	4.75%	3.90%	5.05%	3.46%
Net interest cost	4.65%	3.41%	5.05%	3.48%
Expected rate of compensation increase	3.00%	3.00%	3.00%	3.00%
Mortality table	CPM 2014 Private	AVOE 2018	CPM 2014 Private	AVOE 2018

Defined benefit obligation actuarial assumptions [b]
Discount rate	4.90%	3.84%	4.65%	3.41%
Rate of compensation increase	3.00%	3.00%	3.00%	3.00%
Mortality table	CPM 2014 Private	AVOE 2018	CPM 2014 Private	AVOE 2018
[a]
Determined as at beginning of the reporting periods.
[b]
Determined as at end of the reporting periods.
The discount rate represents the market rate for high quality corporate fixed income investments consistent with the currency and the estimated term of the defined benefit plan obligation. The expected rate of compensation increase is determined considering the current salary structure, historical and anticipated wage increases.
Health care cost trend
The health care cost is assumed to be a rate of
4.3
% in fiscal year 202
6
 and to a rate that will gradually decline to reach
3.3
% in fiscal year 2034. After this date, the rate is assumed to remain at
3.3
%. An increase of 1% of the health care cost trend rate would not have a significant impact on the defined benefit cost and on the defined benefit obligations for the years ended January 31, 2026 and 2025.

4
1

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1 8 .	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

Employee future benefit liabilities
The amounts arising from the Company’s obligations under defined benefit obligations were as follows, as at:

	January 31, 2026		January 31, 2025
	Canada	Foreign	Canada	Foreign
Defined benefit obligation of funded plans	$(255.0)	$(2.7)	$(263.0)	$(2.5)
Fair value of plans assets	226.1	2.2	256.0	2.0
	(28.9)	(0.5)	(7.0)	(0.5)
Defined benefit obligation of unfunded plans	(74.2)	(107.3)	(74.0)	(112.5)
Employee future benefit liabilities	$(103.1)	$(107.8)	$(81.0)	$(113.0)
The following table provides a reconciliation of the changes in the pension plans’ defined benefit obligations (funded and unfunded) as at the consolidated statement of financial position dates:

	January 31, 2026		January 31, 2025
	Canada	Foreign	Canada	Foreign
Defined benefit obligation at beginning of year	$(337.0)	$(115.0)	$(319.8)	$(107.8)
Current service cost	(1.8)	(1.7)	(2.1)	(1.6)
Interest cost	(15.4)	(4.1)	(15.7)	(3.8)
Actuarial gains (losses) from changes in demographic assumptions	2.3	—	—	(2.3)
Actuarial gains (losses) from changes in financial assumptions	9.7	5.2	(15.4)	(1.9)
Actuarial gains (losses) from experience adjustments	(3.7)	3.9	—	(2.1)
Benefits paid	16.7	8.6	16.0	8.6
Effect of foreign currency exchange rate changes	—	(6.9)	—	(4.1)
Defined benefit obligation at end of year	$(329.2)	$(110.0)	$(337.0)	$(115.0)
The following table provides a reconciliation of the changes in the pension plans’ fair value of assets as at consolidated statement of financial position dates:

	January 31, 2026		January 31, 2025
	Canada	Foreign	Canada	Foreign
Assets fair value at beginning of year	$256.0	$2.0	$269.6	$1.7
Interest income	11.7	—	13.4	—
Administration costs	(0.3)	—	(0.3)	—
Actuarial gains (losses) from return on plan assets	(2.3)	(0.1)	17.2	—
Employer contributions	10.6	8.8	8.4	8.9
Distributions to employer [a]	(29.4)	—	(36.3)	—
Benefits paid	(16.7)	(8.6)	(16.0)	(8.6)
Effect of foreign currency exchange rate changes	—	0.1	—	—
Assets fair value at end of year	$229.6	$2.2	$256.0	$2.0
Asset ceiling [b]	(3.5)	—	—	—
Net assets fair value at end of year	$226.1	$2.2	$256.0	$2.0
[a]
On December 31, 2024, the Company amended its Canadian SERPs resulting in the partially funded Canadian SERPs being converted to secured SERPs supported by irrevocable surety bonds. As a result of this amendment, $36.3 million and $29.4 million of plan assets were distributed during the years ended January 31, 2025 and January 31, 2026, respectively. Surety bonds renewable annually of $80.8 million issued during the year ended January 31, 2025 were renewed, now maturing January 1, 2027.
[b]
As at January 31, 2026, the surplus from the Canadian Executive plan was limited to an asset ceiling that represents the present value of the economic benefits available to the Company.

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

In accordance with the minimum funding obligations required under the current regulations, the Company expects to contribute $
14.9
 million to all defined benefit pension plans for the year ending January 31, 2027.

The actual return (loss) on plan assets was as follows:

	Years ended
	January 31, 2026		January 31, 2025
	Canada	Foreign	Canada	Foreign
Actual return (loss) on plan assets	$9.1	$(0.1)	$30.3	$—
The fair value of the plan assets for each category was as follows, as at:

	January 31, 2026	January 31, 2025
Publicly traded Canadian equity securities	$23.3	$22.9
Publicly traded foreign equity securities	40.7	39.6
Publicly traded fixed income securities	10.9	10.4
Insurance contracts [a]	136.0	147.8
Other	20.9	37.3
Total	$231.8	$258.0
Asset ceiling	(3.5)	—
Net assets fair value at end of year	$228.3	$258.0
[a]
On December 8, 2022, the Company purchased $155.1 million of qualifying annuity buy-in
insurance contracts on behalf of certain defined benefit plans as a mechanism to reduce pension plan risk. The fair value of annuity buy-in
insurance contracts fluctuates based on changes in the associated defined benefit obligation. These values are unquoted due to the use of the significant unobservable inputs used in deriving these assets’ fair values.
The fair values of the above equity and fixed income securities were determined based on quoted market prices in active markets.
Defined benefit costs
Components of the total defined benefit costs recognized in the consolidated statement of net income were as follows:

	Years ended
	January 31, 2026		January 31, 2025
	Canada	Foreign	Canada	Foreign
Current service cost	$1.8	$1.7	$2.1	$1.6
Net interest on the future employee benefit liabilities	3.7	4.1	2.3	3.8
Administration costs	0.3	—	0.3	—
Defined benefit costs	$5.8	$5.8	$4.7	$5.4

4
3

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1 8 .	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

Sensitivity analysis
Actuarial assumptions that influence significantly the determination of the defined benefit obligations of the Company are the discount rate, the expected rate of compensation increase and the participants’ longevity. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.
The impact on employee future benefit liabilities would be the following as at January 31, 2026:

Increase (Decrease) of the liabilities
Discount rate
Impact of a 0.5% increase	$(23.1)
Impact of a 0.5% decrease	25.3
Expected rate of compensation increase
Impact of a 0.5% increase	$3.5
Impact of a 0.5% decrease	(3.2)
Participant longevity
Impact of a 1 year increase	$8.6
Impact of a 1 year decrease	(8.7)
The sensitivity analysis presented above may not be representative of the potential change in the employee future benefit liabilities as it is unlikely that the change in assumptions would occur in isolation from one another as some of the assumptions may be correlated.

4
4

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1 9 .	CAPITAL STOCK
The authorized capital stock of the Company is comprised of an unlimited number of multiple voting shares carrying six votes per share with no par value, an unlimited number of subordinate voting shares carrying one vote per share with no par value, and an unlimited number of non-voting
preferred shares issuable in series with no par value.
The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at February 1, 2024	34,808,553	$245.3
Issued upon exercise of stock options	422,087	19.1
Issued in exchange of multiple voting shares	1,628,558	0.1
Repurchased under the NCIB	(2,346,799)	(16.6)
Balance as at January 31, 2025	34,512,399	247.9
Issued upon exercise of stock options	576,632	32.2
Issued in exchange of multiple voting shares	3,700,154	0.3
Repurchased under the NCIB	(485,400)	(3.7)
Balance as at January 31, 2026	38,303,785	$276.7

Multiple voting shares
Balance as at February 1, 2024	40,147,916	$3.2
Exchanged for subordinate voting shares	(1,628,558)	(0.1)
Balance as at January 31, 2025	38,519,358	$3.1
Exchanged for subordinate voting shares	(3,700,154)	(0.3)
Balance as at January 31, 2026	34,819,204	$2.8

Total outstanding as at January 31, 2026	73,122,989	$279.5

a)	Normal course issuer bid program (“NCIB”)
On December
4
, 202
5
, the Company announced the renewal of its NCIB to repurchase for cancellation up to 3,131,256 of its outstanding subordinate voting shares over a twelve-month period commencing on December 10, 202
5
, and ending no
later than December 9, 2026 (the “Current NCIB”). During the year ended January 31, 2026, the Company repurchased for cancellation 485,400 subordinate voting shares for a total consideration of $50.3 million under the Current NCIB. During the same period, the Company did not repurchase subordinate voting shares under the NCIB that was announced and started during the fiscal year ended January 31, 2025 (“Previous NCIB”, as defined hereafter).
For the year ended January 31, 2026, of the total consideration of $50.3 million, $3.7 million represents the carrying amount of the shares repurchased and $46.6 million represents the amount charged to retained losses.

4
5

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1 9 .	CAPITAL STOCK [CONTINUED]

a)	Normal course issuer bid program (“NCIB”) [continued]

On December 6, 2024, the Company announced the renewal of its NCIB to repurchase for cancellation up to 3,331,852 of its outstanding subordinate voting shares over a twelve-month period commencing on December 10, 2024, and ending no later than December 9, 2025 (“Previous NCIB”). No shares were repurchased under the Previous NCIB. For the year ended January 31, 2025, the Company repurchased for cancellation
2,346,799
subordinate voting shares under the NCIB that was announced and started during the fiscal year ended January 31, 2024 for a total consideration of $218.6 million.
For the year ended January 31, 2025, of the total consideration of $218.6 million, $16.6 million represents the carrying amount of the shares repurchased and $202.0 million represents the amount charged to retained losses.

b)	Secondary offering
On December 23, 2025, Bain Capital completed a secondary offering of 1,850,000 subordinate voting shares of the Company through an underwriter and a distribution in kind of 307,018 subordinate voting shares to certain affiliates and limited partners. Prior to such transaction, Bain Capital converted 2,157,018 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred less than $1.0 million of fees and expenses related to this secondary offering.
On September 12, 2025,
Bain Capital

completed a secondary offering of 1,500,000 subordinate voting shares of the Company through an underwriter and a distribution in kind of 43,136 subordinate voting shares to certain affiliates and limited partners. Prior to such transaction, Bain Capital converted 1,543,136 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred less than $1.0 million of fees and expenses related to this secondary offering.
On April 19, 2024, Bain Capital completed a secondary offering of 1,500,000 subordinate voting shares of the Company through an underwriter and a distribution in kind of 128,558 subordinate voting shares to certain affiliates and limited partners. Prior to such transaction, Bain Capital converted 1,628,558 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred approximately $1.0 million of fees and expenses related to this secondary offering.

c)	Dividend
During the year ended January 31, 2026, the Company declared four quarterly dividends of $0.215 per share for holders of its multiple voting shares and subordinate voting shares. The dividends were paid on April 18, 2025, July 14, 2025, October 14, 2025 and January 14, 2026 for a total consideration of $
62.9
million to shareholders.

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	CAPITAL STOCK [CONTINUED]

c)	Dividend [continued]

During the year ended January 31, 2025, the Company declared four quarterly dividends of $0.21 per share for holders of its multiple voting shares and subordinate voting shares. The dividends were paid on April 22, 2024, July 12, 2024, October 11, 2024 and January 14, 2025 for a total consideration of $61.9 million to shareholders.

20 .	SHARE BASED PAYMENT PLANS

a)	Stock options
A reserve of 10,814,828 subordinate voting shares are available to be granted in stock options to officers and employees under the Company’s stock option plan. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year
term at the end of which the options expire.
The following table summarizes the weighted-average fair value of options granted and the main assumptions that were used to calculate the fair value during the years ended January 31, 2026 and 2025:

	January 31, 2026	January 31, 2025
Weighted-average fair value at grant date	$ 17.49	$39.70
Weighted average assumptions used in the fair value models
Share price	$50.95	$97.32
Risk-free interest rate	2.84%	3.47%
Expected life	5.04 years	5.04 years
Expected volatility	40.66%	45.44%
Expected annual dividend per share	1.65%	0.86%
The Company uses the
Black-Scholes option-pricing
model to estimate the fair value of options granted. The expected volatility used in option pricing models is calculated based on historical volatility of similar listed entities.
The number of stock options varied as follows:

	Number of options	Weighted average exercise price
Balance as at February 1, 2024	3,548,504	$67.46
Granted	433,070	98.12
Forfeited/Cancelled	(153,825)	103.80
Exercised [a]	(422,087)	33.42
Balance as at January 31, 2025	3,405,662	$73.94
Granted	765,030	50.43
Forfeited/Cancelled [b]	(387,608)	104.86
Exercised [c]	(576,632)	41.07
Balance as at January 31, 2026	3,206,452	$70.50
[
a]
The weighted average stock price on these exercised stock options was $93.02.
[b]
Includes the voluntary forfeiture of 288,838 stock options related to a special long-term incentive program
 (“SLTIP”)
.
[c]
The weighted average stock price on these exercised stock options was $97.10.

4
7

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2 0 .	SHARE BASED PAYMENT PLANS [CONTINUED]

a)	Stock options [continued]

The following table summarizes information about stock options outstanding and exercisable, as at January 31, 2026:

	Outstanding			Exercisable
Exercise price range	Number of options	Weighted- average exercise price	Weighted- average remaining life (years)	Number of options	Weighted- average exercise price
$20 to $40	536,101	$26.97	4.1	536,101	$26.97
$40 to $60	1,049,028	48.67	7.5	305,828	45.97
$60 to $80	152,627	63.07	2.6	152,627	63.07
$80 to $100	445,493	97.42	8.0	116,799	97.13
$100 to $120	1,021,623	105.06	6.3	668,873	105.70
$120 to $140	1,580	123.03	5.6	1,580	123.03
Balance as at January 31, 2026	3,206,452	$70.50	6.4	1,781,808	$67.56
The following table summarizes information about stock options outstanding and exercisable, as at January 31, 2025:

	Outstanding			Exercisable
Exercise price range	Number of options	Weighted- average exercise price	Weighted- average remaining life (years)	Number of options	Weighted- average exercise price
$20 to $40	818,726	$27.44	4.9	818,726	$27.44
$40 to $60	493,580	45.86	4.3	493,580	45.86
$60 to $80	252,011	62.95	3.5	252,011	62.95
$80 to $100	456,720	97.46	9.1	18,800	90.26
$100 to $120	1,379,325	105.62	7.2	641,825	106.60
$120 to $140	5,300	123.03	6.6	3,975	123.03
Balance as at January 31, 2025	3,405,662	$73.94	6.2	2,228,917	$59.03
Share based compensation expense of $
21.7
million for the year ended January 31, 2026 ($15.5 million for the year ended January 31, 2025) has been recorded in general and administrative expenses in the consolidated statements of net income.
As at January 31, 2026, the total unrecognized compensation cost related to unvested share-based payments totalled $
14.0
million ($17.2 million as at January 31, 2025).

4
8

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20 .	SHARE BASED PAYMENT PLANS [CONTINUED]

b)	Restricted and deferred share units
The Company offers a share unit plan to certain eligible employees under which RSU are granted. During the twelve-month periods ended January 31, 2026 and 2025, the Company granted
235,800 and 167,800
RSU, respectively. The RSU were granted to eligible employees at a share price of $
51.24 and $98.67
respectively. The RSU that were granted during the twelve-month period ended January 31, 2026 are time vesting and
 33
% of the RSU will vest on each of the first, second and third anniversary of the grant. The RSU granted during the twelve-month period ended January 31, 2025 fully vest after three years of continuous employment from the date of the grant. Under both vesting rules, RSU are paid in cash once vested. Holders of RSU are entitled to dividends declared by the Company which are paid out in cash once the grants fully vest. As at January 31, 2026, a liability of $
19.7
million was recorded in other liabilities (Note 17).
During the year ended January 31, 2026, the Company also granted 266,304 RSU at a share price of $62.87 under a special long-term incentive program (“SLTIP”). The RSU under the SLTIP are subject to time-based and continued employment criteria as well as the voluntary forfeiture of a number of stock options issued in calendar years 2021, 2022 and 2023. As a result of this grant, the Company recognized in the consolidated statements of net income an expense of $4.3 million, representing the incremental fair value of the RSU compared to the 2021-2023 stock options both measured at the grant date. The company also reclassified $14.2 million from contributed surplus to other liability, representing the change from an equity plan to the cash settled plan. During the year ended January 31, 2026, an amount of $10.8 million was paid to eligible employees under the SLTIP. As at January 31, 2026, a liability of $12.1 million was recorded in other liabilities (Note 17).
The Company also offers DSU to the independent members of the Company’s Board of Directors. The value of these DSU is based on the Company’s share price at the time of payment. Holders of DSU are entitled to dividends declared by the Company which are recognized in the form of additional awards equivalent in value to the dividends paid on common shares. DSU granted under the plan will be redeemable and the value thereof payable in cash only after the member ceases to act as a director of the Company. As at January 31, 2026, a liability of $
14.0 million was recorded in other liabilities (Note 17).
During the twelve-month period ended January 31, 2026, the expense associated to these plans was $31.8 million ($3.0 million for the year ended January 31, 2025). The Company used total return swaps to mitigate the impact of the share price variation on the RSU plans.
The following tables presents the changes in the plans’ status during the years ended January 31, 2026 and 2025:

	Number of units
	DSU	RSU
Balance as at February 1, 2024	114,334	—
Granted	24,888	167,800
Forfeited/Cancelled	—	(18,150)
Paid	(29,980)	—
Balance as at January 31, 2025	109,242	149,650
Granted	27,421	502,104
Forfeited/Cancelled	—	(23,630)
Paid	—	(115,535)
Balance as at January 31, 2026	136,663	512,589

4
9

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2 1 .	EARNINGS PER SHARE

a)	Basic earnings per share
Details of basic earnings per share were as follows:

	Years ended
	January 31, 2026	January 31, 2025
Net income attributable to shareholders - continuing operations	$342.7	$64.5
Net loss attributable to shareholders - discontinued operations	(51.1)	(277.6)
Net income (loss) attributable to shareholders	$291.6	$(213.1)

Weighted average number of shares	73,134,185	73,661,874
Basic earnings per share - continuing operations	$4.69	$0.88
Basic loss per share - discontinued operations	(0.70)	(3.77)
Basic earnings (loss) per share	$3.99	$(2.89)

b)	Diluted earnings per share
Details of diluted earnings per share were as follows:

	Years ended
	January 31, 2026	January 31, 2025
Net income attributable to shareholders - continuing operations	$342.7	$64.5
Net loss attributable to shareholders - discontinued operations	(51.1)	(277.6)
Net income (loss) attributable to shareholders	$291.6	$(213.1)

Weighted average number of shares	73,134,185	73,661,874
Dilutive effect of stock options	762,320	924,347
Weighted average number of diluted shares	73,896,505	74,586,221
Diluted earnings per share - continuing operations	$4.64	$0.86
Diluted loss per share - discontinued operations	(0.69)	(3.72)
Diluted earnings (loss) per share	$3.95	$(2.86)
Excluded from the above calculation is
1,468,696
options for the twelve-month period ended January 31, 2026 (1,841,345 for the twelve-month period ended January 31, 2025), which were deemed to be anti-dilutive.
The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on share value on the Toronto Stock Exchange for the period during which the options were outstanding.

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2 2 .	SEGMENTED INFORMATION
The Company had two operating and reportable segments; Powersports and Marine. Following the disposal of Alumacraft and Manitou during the year ended January 31, 2026, the Company transitioned to one operating and reportable segment.
The Company’s portfolio of products comprises “Year-Round Products”, which consists of all-terrain vehicles, side-by-side vehicles, three-wheel vehicles and electric motorcycles; “Seasonal Products”, which consists of snowmobiles, personal watercraft and pontoons; “PA&A, OEM Engines and Others”, which consists of parts, accessories and apparel (“PA&A”), engines for karts, recreational aircraft and jet boats, as well as other products and services.
Details of the Company’s product categories were as follows:

	Years ended
	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Year-Round Products	$4,802.4	$4,307.2
Seasonal Products	2,291.5	2,370.4
PA&A, OEM Engines and Others	1,348.8	1,225.3
	$8,442.7	$7,902.9
The following table provides geographic information on Company’s revenues, property, plant and equipment, intangible assets and right-of-use
assets. The attribution of revenues was based on customer locations.

	Revenues		Property, plant and equipment, intangible assets and right-of-use assets
	Years ended		As at
	January 31, 2026	January 31, 2025	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
United States	$4,698.5	$4,566.1	$237.1	$252.5
Canada	1,259.3	1,109.0	864.0	906.2
Europe	1,207.8	1,130.0	469.6	566.6
Asia Pacific	555.0	499.7	90.2	59.1
Latin America	709.2	586.5	863.0	941.0
Other	12.9	11.6	—	—
	$8,442.7	$7,902.9	$2,523.9	$2,725.4

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

23.	GOVERNMENT ASSISTANCE
The Company’s government assistance, including tax credits, was as follows:

	Years ended
	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Recorded against research and development expense	$39.8	$65.2
Recorded against other elements of operating income	1.1	2.6
	$40.9	$67.8

Recorded against the cost of property, plant and equipment	$2.6	$0.4
Recorded against the cost of intangibles	$—	$1.6
24. OTHER OPERATING EXPENSES (INCOME)
Details of other operating expenses (income) were as follows:

	Years ended
	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Foreign exchange loss (gain) on working capital elements	$7.3	$(47.3)
Loss on forward exchange contracts	3.6	51.5
Restructuring costs [a]	(0.5)	76.8
Non-controlling interest liability reversal (Note 25)	(21.8)	(3.1)
Other	(1.3)	(10.0)
Total	$(12.7)	$67.9
[a]

During the twelve-month period ended January 31, 2025, the Company recorded restructuring costs of $
76.8
 million, which includes severance packages to employees as part of workforce reduction, contract exit costs and supplier claims related to restructuring activities.

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

25.	IMPAIRMENT CHARGE
The challenges in the EV industry and the dynamics within the light mobility market have led to the identification of impairment indicators respectively for the EV assets and the light mobility CGU, including Pinion and Smartscale businesses. During the twelve-month period ended January 31, 2026, the Company recorded an impairment charge totalling $229.8 million on the EV assets and light mobility CGU, of which $93.9 million was allocated to property, plant and equipment (Note 10) and $135.9 million to intangible assets (Note 11). As a result of these market headwinds, the Company also recorded provisions of $28.5 million related to EV products and reversed the non-controlling interest liability for $21.8 million (Note 24).
The Company determined the recoverable amounts of the light mobility CGU for which goodwill and trademarks had been allocated based on the value in use method. The Company has determined that the discounted cash flow (“DCF”) technique provided the best assessment for which that CGU could be exchanged for in an arm’s length transaction. Fair value is represented by the present value of expected future cash flows of the business together with the residual value of the business at the end of the forecasted period. The DCF technique was applied on an enterprise-value basis, where the after-tax cash flows prior to interest expense are discounted using a weighted average cost of capital. This approach requires assumptions regarding revenue growth rates, earnings before interest, taxes, depreciation, and amortization (“EBITDA”) margins, capital expenditures, tax rates and discount rates. The assumptions used in the DCF are Level 3 inputs (as defined in Note 29). The estimated future cash flows are discounted to their present value using a pre-tax discount rate ranging from 15% to 17%. These discount rates were calculated by adding to the Company’s weighted average cost of capital the risk factor associated with the CGU or group of CGUs tested. A growth rate ranging from 2.5% to 3.5% was used to calculate the terminal value.
During the twelve-month period ended January 31, 2025, the Company recorded an impairment charge of $9.4 million on unutilized assets.

26.	FINANCING COSTS AND INCOME
Details of financing costs and financing income were as follows:

	Years ended
	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Interest on long-term debt	$164.2	$166.7
Transaction costs on long-term debt	12.6	—
Interest on lease liabilities	9.8	8.1
Net interest on employee future benefit liabilities	7.8	6.1
Interest and commitment fees on revolving credit facilities	6.8	9.2
Other	10.7	8.1
Financing costs	211.9	198.2

Financing income	(11.0)	(8.0)
Net financing costs	$200.9	$190.2

5
3

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

27.	INCOME TAXES

a)	Income tax expense (recovery)
Details of income tax expense (recovery) were as follows:

	Years ended
	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Current income tax expense (recovery)
Related to current year	$86.1	$86.3
Related to prior years	(24.0)	(3.6)
	62.1	82.7
Deferred income tax expense (recovery)
Temporary differences	(17.1)	(22.0)
(Decrease) increase in valuation allowance	(19.9)	29.7
	(37.0)	7.7
Income tax expense	$25.1	$90.4
The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense (recovery) recorded was as follows:

	Years ended
	January 31, 2026		January 31, 2025
			Reclassified (Note 2)
Income taxes calculated at statutory rates	$96.9	26.5%	$41.1	26.5%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(12.1)		(5.1)
(Decrease) increase in valuation allowance	(19.9)		29.7
Recognition of income taxes on foreign currency translation	(14.8)		18.1
Recognition of income taxes on inflation	(4.8)		(7.4)
Permanent differences [a]	(27.7)		16.7
Impairment not subject to tax	27.0		—
Recognition of tax incentives	(26.4)		(4.4)
Adjustments in respect of prior years and other	6.9		1.7
Income tax expense	$25.1		$90.4
[a]
The permanent differences result mainly from the foreign exchange (gain) loss on long-term debt denominated in U.S. dollars.
The income tax statutory rate is 26.5% for the year ended January 31, 2026 and 2025. The income tax statutory rate is the Bombardier Recreational Products Inc. combined rate applicable in jurisdictions in which it operates.

5
4

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

27.	INCOME TAXES [CONTINUED]

b)	Deferred income taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax assets (liabilities) were as follows, as at:

	January 31, 2026	January 31, 2025

Related to current assets and liabilities
Inventories	$74.2	$78.7
Income taxes and investment tax credits receivable	(2.3)	(3.0)
Trade payables and accruals	24.2	20.2
Provisions	133.3	143.4
Other financial liabilities	4.1	15.3
Lease liabilities	13.5	12.5
Deferred revenues	12.2	13.7
Other financial asset	(5.0)	(8.0)
Other	6.7	2.3
	260.9	275.1
Related to non-current assets and liabilities
Property, plant and equipment	(31.0)	(99.0)
Intangible assets	(39.1)	(52.5)
Right-of-use assets	(43.3)	(42.3)
Provisions	26.7	35.0
Long-term debt	10.9	26.5
Lease liabilities	45.3	35.6
Deferred revenues	19.7	20.4
Employee future benefit liabilities	41.8	37.5
Other non-current liabilities	(1.4)	(6.0)
Other	10.8	19.2
	40.4	(25.6)
Related to non-capital losses carried forward	126.9	89.1
Related to capital losses carried forward	41.3	29.3
	469.5	367.9
Unrecognized tax benefits	(67.7)	(81.0)
Total	$401.8	$286.9
As at January 31, 2026,
non-capital
losses amounted to $
514.8
million ($
363.0
 million as at January 31, 2025), of which $
466.6
million ($
331.9
million as at January 31, 2025) is available to reduce future federal taxable income in the United States and $
48.2
million ($
31.1
million as at January 31, 2025) is available to reduce future taxable income in other tax jurisdictions.

5
5

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2 7 .	INCOME TAXES [CONTINUED]

b)	Deferred income taxes [continued]

As at January 31, 2026, the balance of deductible capital losses amounted to
$
155.9
million ($
110.4
million as at January 31, 2025) and are available to offset future taxable capital gains in Canada for an unlimited period of time.
As at January 31, 2026, the Company has
$
72.6
million in investment tax credits receivable, of which
$
60.9
 million is refundable and $
11.7

million is available to reduce future income taxes in the United States and in Canada (respectively $
62.7 million, $
53.4
 million and $
9.3
 million as at January 31, 2025).
As at January 31, 2026 and 2025, deferred income taxes assets have been entirely recognized except for certain elements, consisting mainly of deductible capital losses carried forward and deferred income taxes assets related to long-term debt, as the Canadian and Quebec taxation laws required those losses to be offset with available capital gains in order to be deductible.
In addition, deferred income taxes have been provided for the undistributed earnings of certain subsidiaries that are subject to income taxes. For the remaining subsidiaries, deferred income taxes have not been provided for the undistributed earnings since either income taxes would not be applicable upon distribution of earnings or the Company determined that such earnings will be indefinitely reinvested.

c)	International Tax Reform – Pillar Two model rules
In December 2021, the Organisation for Economic Co-operation and Development published the Global Anti-Base Erosion Model Rules (“GloBE Rules”) designed to ensure that a multinational enterprise is subject to tax at an effective minimum tax rate of
15%
calculated under the GloBE Rules regardless of the jurisdictions where it operates. The GloBE Rules have been enacted or are in process of being enacted into the domestic law of many jurisdictions where the Company operates. The Company does not expect that the application of the GloBE Rules should have a material impact on the income taxes expenses.
For the year ended January 31, 2026, the Company has applied a temporary mandatory exception to recognizing and disclosing information about deferred income tax assets and liabilities arising from jurisdictions implementing the Global Minimum Tax rules.

5
6

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

28.	RELATED PARTY TRANSACTIONS
The Company had related party transactions during the years ended January 31, 2026 and 2025. The most significant transactions are described below and were made on an arm’s length basis, unless otherwise indicated.

a)	Transactions with key management personnel
Key management personnel of the Company, defined as employees with authority and responsibility for planning, directing and controlling the activities of the Company, are considered related parties to the Company. The key management personnel of the Company are its directors and the executive officers.
The Company incurred the following benefit expenses in relation with key management personnel:

	Years ended
	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Current remuneration	$16.3	$7.8
Post-employment benefits	1.1	1.0
Stock-based compensation expense [a]	17.4	9.9
Total	$34.8	$18.7
[a]
Includes the impact of accelerated vesting of executive management stock options recognized during the year ended January 31, 2026.

b)	Due to Bombardier Inc., a company related to Beaudier group
Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational product business of Bombardier Inc., the Company is committed to reimburse to Bombardier Inc. income taxes amounting to $22.4 million as at January 31, 2026 ($22.7 million as at January 31, 2025). The payments will begin when Bombardier Inc. starts making income tax payments in Canada and/or in the United States.

29.	FINANCIAL INSTRUMENTS

a)	Fair value
The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between
market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.
In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

5
7

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

29.	FINANCIAL INSTRUMENTS [CONTINUED]

a)	Fair value [continued]

The fair value, fair value level and valuation techniques and inputs were as follows:

		As at		As at
		January 31, 2026		January 31, 2025
	Fair value level	Carrying amount	Fair value	Carrying amount	Fair value	Valuation techniques and inputs
Restricted investments (Note 7)	Level 2	$16.2	$16.2	$14.7	$14.7	Discounted cash flows at a discount rate that reflects the current market rate for this type of investments at the end of the reporting period.
Contingent consideration (Note 15)	Level 3	$23.7	$23.7	$—	$—	Discounted cash flows. Future cash flows are based on management’s assessment of the likelihood to achieve the financial targets, discounted at a rate that reflects the Company’s cost of debt.
Non-controlling interest liability (Note 15, 25)	Level 3	$—	$—	$(23.4)	$(23.4)	Discounted cash flows. Future cash flows are estimated based on Pinion’s performance and a predetermined purchase price formula, discounted at a rate that reflects the credit risk of the Company.
Derivative financial instruments
Discounted cash flows. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of the Company.

Forward exchange contracts
Assets (Note 7)	Level 2	$15.6	$15.6	$6.2	$6.2
Liabilities (Note 15)	Level 2	(12.8)	(12.8)	(60.2)	(60.2)
Interest rate cap (Note 7)	Level 2	0.5	0.5	21.1	21.1	Discounted cash flows. Future cash flows, which correspond to series of caplets, are estimated using the Normal valuation model and discounted at a rate that reflects credit market conditions.
Other (Note 15)	Level 2	15.9	15.9	(4.1)	(4.1)
Discounted cash flows. Future cash flows are estimated based on commodity exchange rates and market price of the Company’s shares (from observable commodity exchange rates and share price at the end of the reporting period), discounted at a rate that reflects the credit risk of the Company.

Total derivative financial instruments	Level 2	$19.2	$19.2	$(37.0)	$(37.0)
Term Facility (Note 16)	Level 1	$(2,339.0)	$(2,344.8)	$(2,799.3)	$(2,809.6)	Quoted bid prices in an active market.
Term Loans (Note 16)	Level 2	$(103.3)	$(120.0)	$(125.8)	$(134.5)	Discounted cash flows. Cash flows used for valuation are those contractually due and are discounted at a rate that reflects the credit risk of the Company.

5
8

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

29.	FINANCIAL INSTRUMENTS [CONTINUED]

a)	Fair value [continued]

For cash and cash equivalents, trade and other receivables, Revolving Credit Facility, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the consolidated statements of financial position or in the notes approximate the fair values of these items due to their short-term nature. During the years ended January 31, 2026 and 2025, no changes in fair value level classifications occurred.
Cash includes $
4.4
million held by BRP Saint Petersburg LLC ($4.0 million as at January 31, 2025). This cash is subject to regulatory restrictions and is therefore not available for general use by the other entities within the group.

b)	Foreign exchange risk
The foreign exchange risk associated with financial instruments is defined by the risk that the future cash flows of a recorded financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk associated with financial instruments arises from financial instruments denominated in a currency other than the functional currency of the Company.
The Company’s significant foreign exchange risk exposure associated with financial instruments are with Credit Facilities, trade and other receivables, and trade payables and accruals.
The table below presents the impact on consolidated net income and consolidated other comprehensive income of a variation of foreign exchange rates on financial instruments subject to foreign exchange risks as at January 31, 2026 and 202
5
:

	As at January 31, 2026			As at January 31, 2025
	Percentage of Variation [a]	Impact on Net income	Impact on Other comprehensive income	Percentage of Variation [a]	Impact on Net income	Impact on Other comprehensive income
					Reclassified (Note 2)	Reclassified (Note 2)
USD / CAD	5%	$113.5 [b]	$36.5	5%	$143.8 [b]	$54.3
Euro / CAD	2%	$3.2	$—	2%	$2.2	$—
Other	3%	$6.1	$9.3	3%	$7.5	$0.8
[a]
Based on variations that might exist at the closing dates.
[b]
Mainly from the long-term debt denominated in U.S. dollars.
The Company uses foreign exchange contracts to manage its foreign currency risks mainly in U.S. dollars and the Company uses short-term foreign exchange contracts to manage its daily cash position.
For currencies over which the Company cannot achieve an offset through its recurring business transactions, the Company uses foreign exchange contracts according to the Company’s hedging strategy. Management periodically reviews the relevant hedging position and may hedge at any level within the authorized parameters of the policy, up to the maximum percentage allowed.
As at January 31, 2026, the maximum length of time over which the Company is hedging its exposure to variability in future cash flow from anticipated sales is
24
 months. All foreign exchange contracts used to hedge highly probable anticipated sales are recorded under the cash flow hedge model. The Company does not trade in derivative financial instruments for speculative purposes.

5
9

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

29.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Foreign exchange risk [continued]

The following tables set out the notional amounts outstanding under hedging foreign exchange contracts, the carrying amount, the average contractual exchange rates and the settlement periods of these contracts:

	As at January 31, 2026
			Carrying amount
Currencies (sold/bought)	Average rate	Notional amount [a]	Other financial assets	Other financial liabilities

Cash flow hedge

USD/CAD
Less than 12 months	1.3660	$600.6	$9.3	$0.2
Between 12 and 24 months	1.3705	147.8	3.9	—

Other currencies
Less than 12 months	n.a	148.4	1.6	10.5
Between 12 and 24 months	n.a	48.8	0.1	1.6

Total cash flow hedge			14.9	12.3

Fair value hedge

USD/CAD
Less than 12 months	1.3507	$229.8	$—	$—

Euro/CAD
Less than 12 months	1.6154	281.2	0.7	—

Other currencies
Less than 12 months	n.a	158.9	—	0.5

Total fair value hedge			$0.7	$0.5

Total foreign exchange contracts			$15.6	$12.8

[a]	Exchange rates as at January 31, 2026 were used to translate notional amounts denominated in foreign currencies into Canadian dollars.

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

29.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Foreign exchange risk [continued]

	As at January 31, 2025
				Carrying amount
Currencies (sold/bought)	Average rate	Notional amount	[a]	Other financial assets	Other financial liabilities

Cash flow hedge

USD/CAD
Less than 12 months	1.3468	$669.5		$4.1	$43.4
Between 12 and 24 months	1.3587	344.0		—	12.2
Between 24 and 36 months	1.3708	103.1		—	1.2

Other currencies
Less than 12 months	n.a	93.1		1.4	2.5
Between 12 and 24 months	n.a	23.6		0.2	0.4

Total cash flow hedge				$5.7	$59.7

Fair value hedge

USD/CAD
Less than 12 months	1.4407	$639.3		$0.3	$—

Euro/CAD
Less than 12 months	1.5027	172.6		—	0.3

Other currencies
Less than 12 months	n.a	106.5		0.2	0.2

Total fair value hedge				$0.5	$0.5

Total foreign exchange contracts				$6.2	$60.2
[a]
Exchange rates as at January 31, 2025 were used to translate notional amounts denominated in foreign currencies into Canadian dollars
.

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2 9 .	FINANCIAL INSTRUMENTS [CONTINUED]

c)	Liquidity risk
Liquidity risk is defined as the Company’s exposure to the risk of not being able to meet its financial obligations. The Company manages its liquidity risk by continuously monitoring its operating cash requirements and by the use of its funding sources to ensure its financial flexibility and mitigate its liquidity risk (see Note
3
0
).
The following table summarizes the contractual maturities of the Company’s financial liabilities as at January 31, 2026:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,515.2	$—	$—	$—	$1,515.2
Long-term debt (including interest)	190.0	373.5	933.1	1,588.9	3,085.5
Lease liabilities (including interest)	60.4	83.2	53.8	61.4	258.8
Derivative financial instruments	11.2	1.6	—	—	12.8
Other financial liabilities	62.1	21.7	13.7	35.0	132.5
Other liabilities	26.7	19.1	—	—	45.8
Total	$1,865.6	$499.1	$1,000.6	$1,685.3	$5,050.6

d)	Interest risk
The Company is exposed to the variation of interest rates on financial instruments mainly on its Credit Facilities. As at January 31, 2026, an increase of a 0.25 percentage base point would have resulted in an unfavourable impact of $
6.1
million on consolidated net income and consolidated comprehensive income for the year ended January 31, 2026 (unfavorable $7.4 million as at January 31, 2025) while a decrease of a 0.25 percentage base point would have resulted in a favourable impact of $
6.1
million (favourable $7.4 million as at January 31, 2025) on consolidated net income and consolidated comprehensive income for the year ended January 31, 2026 without considering the effects of hedging instruments. Percentage increases or decreases of interest rates above are based on changes that might exist at the consolidated statement of financial position dates and have been applied on the Company’s financial instruments subject to interest rate changes. To limit its exposure to interest rate increase, the Company entered into interest rate cap contracts.

6
2

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

29.	FINANCIAL INSTRUMENTS [CONTINUED]

e)	Credit risk
The Company could be exposed, in the normal course of business, to the potential inability of dealers, distributors and other business partners to meet their contractual obligations on financial assets and on amounts guaranteed under dealer and distributor financing agreements.
The Company considers that its credit risk associated with its trade receivables and its limited responsibilities under dealer and distributor financing agreements does not represent a significant concentration of risk and loss due to the large number of dealers, distributors and other business partners and their dispersion across many geographic areas. Moreover, the Company mitigates such risk by doing business through its own distribution channels and by monitoring its independent dealers’ and distributors’ credit.
The following table provides further details on receivables for which the Company considers to be exposed to credit risk as at January 31, 2026 and 2025:

	January 31, 2026	January 31, 2025
Trade and other receivables	$607.2	$633.5
Sales tax and other government receivables	(117.8)	(137.6)
Total exposed to credit risk	$489.4	$495.9

Not past due	$477.6	$490.1
Past due
Under 60 days	16.7	3.3
From 60 to 90 days	1.6	2.2
Over 90 days	4.8	6.8
Allowance for doubtful accounts	(11.3)	(6.5)
Total exposed to credit risk	$489.4	$495.9
The counterparties to the derivative financial instruments and restricted investments are all investment grade financial institutions, which the Company anticipates will satisfy their obligations under these contracts. Over the past years, the Company has not incurred significant losses related to credit risk on its financial
assets
and does not
expect
losses based on future expectations.
As described in Note 31 a), the Company has provided financial guarantees to third party financing companies in case of dealers’ inability to meet their obligations under their financing agreements with the financing companies.

6
3

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

30.	CAPITAL MANAGEMENT
The Company’s primary uses of capital are for capital investments and working capital. Based on the current level of operations, management believes that cash on hand, cash flows from operations and available borrowings under the Credit Facilities will enable the Company to meet its working capital, capital expenditure, debt service and other funding requirements.
The Company’s capital is composed of long-term debt and shareholders’ equity. The Company’s aim is to maintain a level of capital that is adequate to meet several objectives, including an acceptable Leverage ratio in order to provide access to adequate funding sources to support current operations, pursue its internal growth strategy and maintain capital flexibility. The Company may repurchase subordinate voting shares for cancellation pursuant to a NCIB or substantial issuer bid (“SIB”), issue capital stock, or vary the amount of dividends paid to shareholders.
The Company’s objective is to maintain a Leverage ratio of 3.5 or less, which was continuously achieved during the years ended January 31, 2026 and 2025.

31.	COMMITMENTS AND CONTINGENCIES
In addition to the commitments and contingencies described elsewhere in these consolidated financial statements, the Company is subject to the following (all amounts presented are undiscounted):

a)	Dealer and distributor financing arrangements
The Company, most of its independent dealers and some of its independent distributors are parties to agreements with third-party financing service providers. These agreements provide financing to facilitate the purchase of the Company’s products and improve the Company’s working capital by allowing an earlier collection of accounts receivable from dealers and distributors.
The outstanding financing between the Company’s independent dealers and distributors and third-party finance companies amounted to $2,635.2 million and $3,151.5 million as at January 31, 2026 and 2025, respectively. The breakdown of outstanding amounts by country and local currency between the Company’s independent dealers and distributors with third-party finance companies was as follows:

	Currency	January 31, 2026	January 31, 2025
Total outstanding as at	CAD	$2,635.2	$3,151.5
United States	USD	$1,399.1	$1,593.9
Canada	CAD	$533.4	$670.4
Europe	Euro	€ 55.5	€ 49.8
Australia and New Zealand	AUD	$121.7	$112.0
Total outstanding - continuing operations	CAD	$2,564.9	$3,000.3
Total outstanding - discontinued operations	CAD	$70.3	$151.2

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BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3 1 .	COMMITMENTS AND CONTINGENCIES [CONTINUED]

a)	Dealer and distributor financing arrangements [continued]

Under the dealer and distributor financing agreements, in the event of default, the Company may be required to purchase, from the finance companies, repossessed new and unused products at the total unpaid principal balance of the dealer or distributor to the finance companies.
The combined consolidated maximum obligation is generally within a range of:
i) U.S. $14.0 million ($
19.0
 million) or 15% of the calendar year twelve-month average amount of consolidated financing outstanding under the financing agreements ($
18.4
million as at January
31, 2026);
ii) U.S. $25.0 million ($
33.9
 million) or 10% of the last twelve-month average amount of consolidated financing outstanding under the financing agreements ($
251.8
 million as at January
31, 2026) and;
iii) Euro
€
10.0 million ($13.6 million) or 10% of the calendar year twelve-month average amount of consolidate financing outstanding under the financing agreements (not applicable as at January 31, 2026).
As
such
, the maximum consolidated amount subject to the Company’s obligation to purchase repossessed new and unused products from the finance companies was $
284.4
 million as at January 31, 2026 and $346.9 million as at January 31, 2025.
For the year ended January 31, 2026, the Company incurred a loss of $0.8 million related to new and unused products repossessed by the finance companies ($0.8 million loss for the year ended January 31, 2025).

b)	Guarantees under various agreements
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties and which are customary in the industry, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements, and service agreements. These indemnification agreements may require the Company to compensate counterparties for losses they incurred as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered as a consequence of the transaction.
The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulties in assessing the amount of liability that stems from the unpredictability of future events and the unlimited coverage offered to counterparties. Historically, the Company has not made any significant payments under such or similar indemnification agreements.
The Company shall indemnify directors and officers of the Company for various losses including, but not limited to, all costs to settle suits or actions due to association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. The term of the indemnification is not explicitly defined, but is limited to acts taking place during the period over which the indemnified party served as a trustee, director or officer of the Company. The maximum amount of any potential future payment cannot be reasonably estimated.

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5

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

31.	COMMITMENTS AND CONTINGENCIES [CONTINUED]

c)	Litigation
The Company intends to vigorously defend its position in litigation matters to which it is a party. Management believes the Company has recorded adequate provisions to cover potential losses in relation to pending legal actions. Additionally, the Company has a general liability insurance coverage for claims relating to injuries or damages incurred with the Company’s products. This insurance coverage limits the potential losses associated with legal claims related to product usage.
While the final outcome with respect to actions pending as at January 31, 2026 cannot be predicted with certainty, it is the management’s opinion that their resolution will not have material effects on the Company’s future results of operations or cash flows.

32.	DISCONTINUED OPERATIONS
On October 17, 2024, the Company announced that it had initiated a process for the sale of its Marine businesses namely Alumacraft, Manitou, Telwater and Marine PA&A.
Telwater, Manitou, and Alumacraft
During the three-month period ended April 30, 2025, the Company announced
a
definitive agreement to sell 100%
of the outstanding shares of Telwater Pty, Ltd. to Yamaha Motor Australia Pty, Ltd. On December 18, 2025, the Company acknowledged the Australian Competition and Consumer Commission’s decision to oppose the proposed sale of Telwater to Yamaha Motor Australia Pty Ltd., a subsidiary of Yamaha Motor Co., Ltd. The Company will continue to pursue potential buyers, keeping Telwater under the sale process.
During the three-month periods ended July 31, 2025 and October 31, 2025, the Company closed the sales of Alumacraft’s and Manitou’s assets, respectively, for a combined consideration totaling $17.9 million U.S. dollars ($23.7 million). Following the sale of these businesses’ assets, certain product-related and other provisions, as well as lease liabilities, are no longer classified as held for sale and have been reclassified, as the Company retained these obligations.
As at January 31, 2026, Telwater is presented as discontinued operations and the associated assets and liabilities as held for sale, while Alumacraft and Manitou are also presented as discontinued operations, but the associated assets and liabilities, which consisted mainly of property, plant and equipment, and inventory have been disposed of.
Marine parts, accessories, and apparel
During the three-month period ended April 30, 2025, the Company decided that its Marine PA&A business was no longer for sale. Following this decision, Marine PA&A business is presented as continued operations and the associated assets and liabilities are no longer held for sale as at January 31, 2026. Prior periods have been reclassified accordingly.

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6

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

32.	DISCONTINUED OPERATIONS [CONTINUED]

The net loss and comprehensive loss from discontinued operations are as follows:

	Years ended
	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Revenues	$155.2	$164.3
Cost of sales	177.6	265.6
Gross profit (loss)	(22.4)	(101.3)

Operating expenses
Selling and marketing	10.8	26.9
Research and development	9.0	21.8
General and administrative	7.8	24.9
Other operating expenses	8.5	10.0
Impairment charge	8.4	183.9
Total operating expenses	44.5	267.5
Operating income (loss)	(66.9)	(368.8)

Financing costs	0.1	0.2
Income (loss) before income taxes	(67.0)	(369.0)
Income tax expense (recovery)	(15.9)	(91.4)
Net income (loss) from discontinued operations	$(51.1)	$(277.6)

	Years ended
	January 31, 2026	January 31, 2025
Net loss from discontinued operations [a]	$(51.1)	$(277.6)

Net changes in unrealized gain on translation of foreign operations	20.9	3.0
Total comprehensive loss from discontinued operations [a]	$(30.2)	$(274.6)
[a]
Nil amount of net loss and comprehensive loss are attributable to non-controlling
interest.

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7

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

32.	DISCONTINUED OPERATIONS [CONTINUED]

As at January 31, 2026, the carrying amount of assets and liabilities presented as held for sale is as follows:

	January 31, 2026	January 31, 2025
		Reclassified (Note 2)
Inventories	$13.6	$66.6
Property, plant and equipment	69.4	98.5
Intangible assets	38.7	36.9
Deferred tax assets	—	80.6
Other assets	4.4	10.1
Assets classified as held for sale	$126.1	$292.7
Trade payables and accruals	$8.8	$22.5
Provisions	6.9	42.6
Deferred tax liabilities	8.7	—
Other liabilities	2.4	18.1
Liabilities associated to assets classified as held for sale	$26.8	$83.2
Assets net of liabilities held for sale	$99.3	$209.5
The net cash flows from discontinued operations are as follows:

	Years ended
	January 31, 2026	January 31, 2025
Net cash flows used in operating activities	$(54.5)	$(150.3)
Net cash flows from (used in) investing activities	20.5	(21.7)
Net cash flows from financing activities	34.4	179.2
Net cash flows from discontinued operations	$0.4	$7.2

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8

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended January 31, 2026 and 2025
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

32.	DISCONTINUED OPERATIONS [CONTINUED]

Recoverability under Fair value less costs of disposal for disposal groups
During the year ended January 31, 2026, the Company recognized additional impairment charges of $10.2 million on property, plant and equipment, and revised impairment charges of $3.9 million on inventories based on the final asset purchase agreements of Alumacraft and Manitou. The Company concluded that the fair value less costs of disposal of Telwater continued to exceed its carrying amount. The Company also recorded impairment charges of $0.5 million and $1.6 million on unutilized property, plant and equipment and intangible assets, respectively, related to discontinued operations.
During the year ended January 31, 2025, the Company remeasured the Alumacraft and Manitou disposal groups at the lower of their carrying amount and their fair value less costs of disposal, resulting in an impairment charge of $183.9 million on assets held for sale. The Company concluded that the fair value less costs of disposal of the Telwater disposal group exceeded its carrying amount.
The impairment charges recorded during the years-ended January 31, 2026 and January 31, 2025 are allocated as follows:

	Years ended
	January 31, 2026	January 31, 2025
Inventories	$(3.9)	$108.3
Property, plant and equipment	10.7	56.7
Right of use assets	—	6.1
Intangible assets	1.6	12.8
Impairment on assets classified as held for sale	$8.4	$183.9
The fair value measurement was categorized as a level 2 fair value. The fair value of Telwater was based on the market offers that the Company received since announcing the sale of the Marine businesses on October 17, 2024. The fair values of Alumacraft and Manitou were based on the consideration paid upon closing of their respective assets sales during the year ended January 31, 2026. The costs of disposal represent management’s best estimate based on historical data from external and internal sources.

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